As filed with the Securities and Exchange Commission on _______________
Registration No. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT
Under the Securities Act of 1933

REGI U.S., INC.
(Exact Name of Registrant as Specified in its Charter)

Oregon	3510	91-1580146
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
Incorporation or Organization)	Classification Code Number)	Number)

240 - 11780 Hammersmith Way
Richmond, British Columbia, Canada V7A 5E9
Telephone (604) 278-5996
Fax (604) 278-3409
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Copies to:
James Vandeberg
The Otto Law Group, PLLC
601 Union Street, Suite 4500, Seattle, WA 98101
Tel. (206) 262-9545

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the
Securities Act, please check the following box and list the Securities Act registration statement number of
the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering. [   ]

If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [   ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount	Proposed	Proposed Maximum	Amount of
Securities to be	to be	Maximum	Aggregate Offering Price	Registration Fee
Registered	Registered	Offering Price
		Per Share
Common stock	6,160,000	(1)(2)	$8,008,000 (3)	$ 857
Common Stock (4)	1,000,000	$1.30	$1,300,000	$ 139
Common Stock (5)	640,000	$1.30	$260,000	$ 89

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933.

(2)	The price per share will be at market prices prevailing at the time of sale.

(3)

This represents the maximum purchase price that Dresden Investments Ltd. is obligated to pay Company under the Securities Purchase Agreement hereinafter defined. The maximum net proceeds Company can receive is $8,008,000 less a 5% cash placement fee payable to its placement agent, J.H. Darbie & Co., per draw down.

(4)	Issuable upon exercise of the underlying warrants issued to Investor.

(5)	Issuable upon exercise of the underlying warrants issued to Placement Agent

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS

REGI U.S., INC.

7,800,000 Shares of Common Stock

This prospectus (the "Prospectus") relates to the sale of seven million eight hundred thousand (7,800,000) shares (the "Shares") of common stock of REGI U.S., Inc. (the "Company") by Dresden Investments Ltd. (the "Investor") as is provided through a securities purchase agreement (the "Securities Purchase Agreement") between us and Investor, as further described in this Prospectus. This Prospectus also relates to the registration of one million six hundred forty thousand (1,640,000) shares of our common stock underlying warrants issued to Investor and J.H. Darbie & Co. (the "Placement Agent") in connection with the Securities Purchase Agreement.

The Investor and Placement Agent may sell the Shares on the OTC Bulletin Board or on any other market or stock exchange on which our common stock may be traded or listed at the time of sale. They may also sell Shares in block transactions or private transactions or otherwise, through brokers or dealers. These sales will be made either at market prices prevailing at the time of sale or at negotiated prices. Brokers or dealers may act as agents for the Selling Stockholders or may purchase any of the shares as principal. If brokers or dealers purchase Shares as principal, they may sell such Shares at market prices prevailing at the time of sale or at negotiated prices.

Investor is an "underwriter" within the meaning of the Securities Act of 1933 in connection with its sales.

Our common stock is listed on the OTC Bulletin Board under the symbol "RGUS". The high and low bid prices for shares of our common stock on January 12, 2007 were $1.13 and $1.08 per share, respectively, based upon bids that represent prices quoted by broker-dealers on the OTC Bulletin Board. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

The Securities Offered Hereby Involve a High Degree of Risk. For a discussion of certain considerations associated with the purchase of the Shares offered hereby, see “Risk Factors” beginning on Page 7 of this Prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

January ___________, 2007

PROSPECTUS SUMMARY

The following Prospectus Summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information contained in other parts of this Prospectus. Please pay special attention to the “Risk Factors” before making any decision on the suitability of this investment.

The following summary is qualified in its entirety by the more detailed information and Financial Statements and related notes thereto appearing elsewhere in this Prospectus.

The Company

We were organized under the laws of the State of Oregon on July 27, 1992, as Sky Technologies, Inc. On August 1, 1994, our name was officially changed by a vote of a majority of our shareholders to REGI U.S., Inc. The Company is a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam/Direct Charge Engine (the “RC/DC Engine”). The world-wide marketing and intellectual property rights, notwithstanding those in the U.S., are held by Reg Technologies, Inc. (“Reg”), a major shareholder who owns 13% of the Company’s issued and outstanding stock and controls the Company. The Company owns the U.S. marketing and intellectual rights and has a project cost sharing agreement with Reg, whereby the Company will fund 50% of the further development of the RC/DC Engine and Reg will fund the remainder.

Our principal offices are located at 240-11780 Hammersmith Way, Richmond, British Columbia, V7A 5E9, Canada. Our telephone number is (604) 278-5996 and our facsimile number is (604) 278-3409. Our website is www.regtech.com.

Securities Purchase Agreement

The Company entered into a Securities Purchase Agreement with Investor whereby Investor agrees to purchase up to Ten Million Dollars ($10,000,000) of the Company’s common stock over a term of thirty-six (36) months at the discretion of the Company. Each draw down will be a minimum of One Hundred Fifty Thousand Dollars ($150,000) up to a maximum of the lesser of Seven Hundred Fifty Thousand Dollars ($750,000) or two hundred percent (200%) of the average weighted volume for the Company’s common stock for the twenty (20) trading days prior to date draw down notice. Each purchase will be at a fifteen percent (15%) discount to the market price of the Company’s common stock over the ten (10) trading days prior to the draw down. The Securities Purchase Agreement provides that the Company may set a threshold price for each draw down below which the Company will not sell common stock.

The Offering

Pursuant to the Securities Purchase Agreement, up to $10,000,000 worth of issued and outstanding common stock are being offered and sold by the Investor. We are also registering 1,640,000 shares of common stock to be issued upon exercise of warrants by the Investor and the Placement Agent. We will not receive any of the proceeds from the sale of the Shares.

Risk Factors

Investing in the Shares involves certain risks. You should review these “Risk Factors” beginning on Page 7.

Financial Summary Information

The following table sets forth selected financial information, which should be read in conjunction with the information set forth under "Management’s Discussion and Analysis" at Page 32 and the accompanying consolidated Financial Statements of REGI and related notes included elsewhere in this Prospectus.

Income Statement Data

	Accumulated From		Accumulated From
	July 27,1992	For the Six months	July 27,1992
	(Date of Inception)	Ended October 31, 2006	(Date of Inception)
	to October 31, 2006		to April 30, 2006
	(unaudited)	(unaudited)	(audited)
	($)	($)	($)
Net Revenue	Nil	Nil	Nil
Expenses	8,448,239	479,778	7,968,461
Net Loss	8,258,588	479,778	7,778,810

Balance Sheet Data

	October 31, 2006	April 30, 2006
	($)	($)
	(unaudited)	(audited)
Working Capital (Deficit)	(178,702)	100,203
Total Assets	148,561	307,809
Total Liabilities	327,263	207,606

RISK FACTORS

Risks Factors Related to Our Financial Condition

Developmental Stage Company.

We were incorporated on July 27, 1992. We are a development stage company. In a development stage company, management devotes most of its activities to establishing a new business. Planned principal activities have not yet produced significant revenues and we have suffered recurring operating losses as is normal in development stage companies. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to emerge from the development stage with respect to our planned principal business activity is dependent upon our successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for our products.

Negative Shareholders' Equity.

We have a negative shareholders’ equity as of the date of this Prospectus. Our ability to continue as a going business will be dependent upon our ability to raise additional capital and/or generate revenues from operations.

History of Losses.

We have a history of operating losses and an accumulated deficit as of April 30, 2006, of $7,778,810. Our ability to generate revenues and profits is subject to the risks and uncertainties encountered by development stage companies.

Our future revenues and profitability are unpredictable. We currently have no signed contracts that will produce revenue and we do not have an estimate as to when we will be entering into such contracts. Furthermore, we cannot provide assurance that management will be successful in negotiating such contracts.

If we are unable to obtain additional funds from other financings we may have to significantly curtail the scope of our operations and alter our business model.

We must achieve profitability for our business model to succeed. Prior to accomplishing this goal, we may need to raise additional funds, from equity or debt sources. Our cash requirements are substantial and amounts available under the Securities Purchase Agreement may still not be sufficient to meet our cash needs in the future. In addition, business and economic conditions may make it unfeasible or undesirable to draw down under the Securities Purchase Agreement at every opportunity and draw downs are available only once every 15 trading days. If additional financing is not available when required or is not available on acceptable terms, we may be unable to continue our operations at current levels. In addition, any failure to raise additional funds in the future may result in our inability to successfully promote our brand name, develop or enhance our RC/DC Engine technology or other services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our financial condition and results of operations.

If the price or the trading volume of our common stock does not reach certain levels, we will be unable to draw down all or substantially all of the $10 Million under the Securities Purchase Agreement, which may force us to significantly curtail the scope of our operations and alter our business plan.

The maximum draw down amount every 15 trading days under our Securities Purchase Agreement is contingent on the daily volume weighted average price and the average daily trading volume of our stock. If our stock price and trading volume falls below certain levels, then we will not be able to draw down all Ten Million Dollars ($10,000,000) pursuant to the Securities Purchase Agreement with Investor. Accordingly, our stock price and the trading volume of our stock will have to increase substantially in the future in order for us to have access to the full $10 million under the Securities Purchase Agreement. If we are unable to draw down the full $10 Million, we may have to curtail the scope of our operations as contemplated by our business plan.

Our Securities Purchase Agreement with Investor and the issuance of shares to Investor thereunder may cause significant dilution to our stockholders and may have an adverse impact on the market price of our common stock.

The resale by Investor of the common stock that it purchases from us will increase the number of our publicly traded shares, which could depress the market price of our common stock. Moreover, as all the shares we sell to Investor will be available for immediate resale, the mere prospect of our sales to it could depress the market price for our common stock. The shares of our common stock issuable to Investor under the Securities Purchase Agreement will be sold at a fifteen percent (15%) discount to the volume-weighted average daily price of our common stock during the applicable draw down period and the proceeds paid to us upon each draw down will be net of a five percent (5%) placement fee to our Placement Agent. If we were to require Investor to purchase our common stock at a time when our stock price is low, our existing common stockholders will experience substantial dilution. The issuance of shares to Investor will therefore dilute the equity interest of existing stockholders and could have an adverse effect on the market price of our common stock.

The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

In addition, from time to time, we issue guidance to analysts and the financial community regarding our projected results for future periods and revisions to guidance previously issued. The dissemination of guidance or revisions to guidance previously issued may increase the volatility of our stock price.

We may use the proceeds of this offering in ways with which you may not agree.

Net proceeds to us from any sales to Investor will be used principally for the continued development and implementation of our RC/DC Engine technology, advertising and marketing and for general corporate purposes. We have not allocated any specific amount of our net proceeds for any particular purpose. Consequently, our management will have broad discretion with respect to the expenditure of the net proceeds of any sales to Investor, including discretion to use the proceeds in ways with which you may not agree.

Our common stock has experienced in the past, and is expected to experience in the future, significant price and volume volatility, which substantially increases the risk of loss to persons owning our common stock.

Because of the limited trading market for our common stock, and because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. In 2006, our stock price ranged from a high of $2.50 to a low of $0.35 per share. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our common stock may suffer greater declines because of its price volatility.

Risk Factors Related To Our Business

Ability to develop product.

We have no assurance at this time that a commercially feasible design will ever be perfected, or if it is, that it will become profitable. Our profitability and survival will depend upon our ability to develop a technically and commercially feasible product which will be accepted by end users. The RC/DC Engine which we are developing must be technologically superior or at least equal to other engines that competitors offer and must have a competitive price/performance ratio to adequately penetrate its potential markets. If we are not able to achieve this condition or if we do not remain technologically competitive, we may be unprofitable and our investors could lose their entire investment. There can be no assurance that we or potential licensees will be able to achieve and maintain end user acceptance of our engine.

Dependence on Consultants and Outside Manufacturing Facilities.

Since our present plans do not provide for a significant technical staff or the establishment of manufacturing facilities, we will be primarily dependent on others to perform these functions and to provide the requisite expertise and quality control. There is no assurance that such persons or institutions will be available when needed at affordable prices. It will likely cost more to have independent companies do research and manufacturing than for us to handle these resources.

Product/Market Acceptance.

Our profitability and survival will depend upon our ability to develop a technically and commercially feasible product which will be accepted by end users. The RC/DC Engine and the AVFCS which we are developing must be technologically superior or at least equal to other engines which our competitors offer and must have a competitive price/performance ratio to adequately penetrate our potential markets. A number of rotary engines have been designed over the past 70 years but only one, the Wankel, has been able to achieve mechanical practicality and any significant market acceptance. If we are not able to achieve this condition or if we do not remain technologically competitive, we may be unprofitable and our investors could lose their entire investment. There can be no assurance that we or our potential licensees will be able to achieve and maintain end user acceptance of our engine or the AFVCS.

Competition.

While not a highly competitive business in terms of numbers of competitors, the business of developing engines of a new design and attempting to either license or produce them is nonetheless difficult because most existing engine producers are large, well financed companies which are very concerned about maintaining their market position. There is no assurance that we will be successful in meeting or overcoming our current or future competition.

Protection of Intellectual Property.

Our business depends on the protection of our intellectual property and may suffer if we are unable to adequately protect our intellectual property. The success of our business depends on our ability to patent our engine. Currently, we have been granted several U.S. Patents. We cannot provide assurance that our patents will not be invalidated, circumvented or challenged, that the rights granted under the patents will give us competitive advantages or that our patent applications will be granted.

Rapid Technological Changes could Adversely Affect Our Business.

The market for our engines is characterized by rapidly changing technology, evolving industry standards and changing customer demands. Accordingly, if we are unable to adapt to rapidly changing technologies and to adapt our product to evolving industry standards, our business will be adversely affected.

Management and Conflicts of Interest.

Our present officers and directors have other unrelated full-time positions or part-time employment. Some officers and directors will be available to participate in management decisions on a part-time or as-needed basis only. Our management may devote time to other companies or projects which may compete directly or indirectly with us.

Control by Current Insiders.

6,691,226 common shares, not including currently exercisable options or warrants, are owned by current insiders representing control of approximately 25.7% of the total voting power. Accordingly, the present insiders will continue to elect all of our directors and generally control our affairs.

Need for Additional Key Personnel.

At the present, we have one full time employee. Our success will depend, in part, upon the ability to attract and retain qualified employees. We believe that we will be able to attract competent employees, but no assurance can be given that we will be successful in this regard. If we are unable to engage and retain the necessary personnel, our business would be materially and adversely affected.

Indemnification of Officers and Directors for Securities Liabilities.

Our Bylaws provide that we may indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the Oregon Business Corporation Act. Further, we may purchase and maintain insurance on behalf of any such persons whether or not we would have the power to indemnify such person against the liability insured against. This could result in substantial expenditures by us and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by us as a result of their actions. Further, we have been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the 1933 Act and is therefore, unenforceable.

General Factors.

Our areas of business may be affected from time to time by such matters as changes in general economic conditions, changes in laws and regulations, taxes, tax laws, prices and costs, and other factors of a general nature which may have an adverse effect on our business.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by Investor that it has obtained under the Securities Purchase Agreement or upon exercise of the warrants by Investor or Placement Agent. However, if we exercise, in our sole discretion, any draw downs under the Securities Purchase Agreement, we will receive the net sale price of any common stock we sell to Investor under the terms of the Securities Purchase Agreement described in this Prospectus. We intend to use the net proceeds from any sales to Investor primarily for the continued development and implementation of our RC/DC technology, advertising and marketing, and general corporate purposes. Management will have significant flexibility and discretion in applying the net proceeds of any common stock sold to Investor. Pending any use, we will invest the net proceeds of any common stock sold to Investor in short-term, investment grade, interest-bearing securities.

Because we are not obligated to, and may decide not to, exercise any draw downs under the Securities Purchase Agreement, we may not receive any proceeds under the Securities Purchase Agreement except upon the exercise of warrants

DETERMINATION OF OFFERING PRICE

Securities Purchase Agreement

On November 14, 2006, we entered into a Securities Purchase Agreement with the Investor, Dresden Investments Ltd., for the future issuance and purchase of shares of our common stock.

In general, the draw down facility operates as follows: the Investor has committed to provide us up to Ten Million Dollars ($10,000,000) as we request it over a thirty-six (36) month period, in return for common stock we issue to Investor. Once every fifteen (15) trading days, we may request a draw (the “Draw Down”) by delivery of a draw down notice (the “Draw Down Notice”) to the Investor; such date that the Investor receives such Draw Down Notice is hereinafter referred to as the “Draw Down Date”.

The dollar amount we can draw at each request is limited by minimum and maximum Draw Down amounts as set forth below. We are under no obligation to issue any shares to the Investor or to request a draw down during any period.

The per share price is determined over a ten (10) trading day pricing period (the “Pricing Period”) beginning on such date as specified in the Draw Down Notice. The per share dollar amount that Investor pays for our common stock for each draw down includes a 15% discount to the average daily market price of our common stock for 10 trading days prior to the draw down, weighted by trading volume during each such trading day. We will receive the amount of the draw down less a placement fee equal to 5% of gross proceeds payable to the Placement Agent. The price per share that Investor ultimately pays is determined by dividing the final draw down amount by the number of shares that we issue to Investor.

For each Draw Down the Company will designate a per share threshold price (the “Threshold Price”), which will equal the lowest daily volume weighted average price (the “VWAP”) during the Pricing Period, but may not be set at a price less than Fifty Cents ($0.50) . Should the VWAP for any day or days within the Pricing Period fall below the Threshold Price, or should common stock is suspended for an aggregate of more than tree hours over the Pricing Period, or should the sales of previously drawn down Shares are suspended by us for an aggregate of more than three hours because of certain potentially material events, the number of Shares of the Draw Down will be reduced by 1/10th for any such day or days during the Pricing Period.

The formulas for determining the actual draw down amounts, the number of shares that we issue to Investor and the price per share paid by Investor are described in detail beginning on Page 12. The aggregate total of all draw downs under the Securities Purchase Agreement cannot exceed $10 Million.

In connection with the Securities Purchase Agreement, we issued to Investor at the initial closing a warrant certificate to purchase up to one million (1,000,000) shares of our common stock. The warrant has a term from its date of issuance of five (5) years. The exercise price of the initial warrant is One Dollar and Thirty Cents ($1.30) . Investor is under no obligation to exercise this warrant.

The Draw Down Procedure and the Stock Purchases

We may request a Draw Down by faxing to Investor a Draw Down Notice, stating the amount of the Draw Down that we wish to exercise and the minimum threshold price at which we are willing to sell the shares.

Amount of the Draw Down

No Draw Down can be less than One Hundred Fifty Thousand Dollars ($150,000) or more than the lesser of:

(i)	Seven Hundred Fifty Thousand Dollars $750,000 or

(ii)	two hundred percent (200%) of the product of

	(A)	the VWAP over twenty (20) days immediately prior to the Draw Down Date and

	(B)	the average daily trading volume during such twenty (20) trading days immediately prior to the date that the applicable Draw Down Notice is delivered to the Investor.

A sample calculation of the maximum Draw Down is described beginning on Page 12.

Number of Shares

The 10 trading days immediately following the Draw Down Notice are used to determine the number of shares that we will issue in return for the money provided by Investor, which then allows us to calculate the price per share that Investor will pay for the Shares.

The number of Shares to be issued for each Draw Down shall be the greater of:

(i)

the investment amount divided by eighty-five percent (85%) of the average of the three (3) lowest Closing Prices during the applicable Pricing Period provided that if, on account of the adjustments set forth below, the number of trading days in the Pricing Period is less than three (3), 85% of the average of the trading day(s) in such Pricing Period; and

(ii)	the number of shares equal to the sum of the quotients (for each trading day within the Pricing Period) of

(x) 1/10th of the Investment Amount and

(y)	85% of the VWAP on each trading day within the Pricing Period.

A sample calculation of the number of shares to be issued per Draw Down is described beginning on Page 12.

Adjustment of Shares

The Security Purchase Agreement guarantees that if any of the following events occur during the pricing period, the number of Shares issuable as to any Draw Down will be reduced by an amount equal to 1/10th for each such trading day during the pricing period:

  the VWAP is less than the minimum threshold price we designate;

  the common stock is suspended for more than three hours, in the aggregate, or if any trading day is shortened because of a public holiday; or

  if sales of previously drawn down shares pursuant to the registration statement of which this Prospectus is a part are suspended by us because of certain potentially material events for more than three hours, in the aggregate.

Thus, with respect to the first bullet above, if our pricing committee sets a threshold price too high, and if our stock price does not consistently meet that level during the 10 trading days after the Draw Down Date, then the number of shares that we will issue to Investor will be reduced.

On the other hand, if we set a threshold price too low and our stock price falls significantly but stays above the threshold price, then we will be able to draw down the lesser of our draw down request and the capped amount, but we will have to issue a greater number of shares to Investor at the reduced price. If we draw under the Securities Purchase Agreement, then we cannot make another draw down request until the following Draw Down period.

Sample Calculation of Stock Purchases

The following is an example of the calculation of the draw down amount and the number of shares we would issue to Investor in connection with that Draw Down based on the assumptions noted in the discussion below.

Sample Draw Down Amount Calculation

For purposes of this example, suppose that we provide a Draw Down Notice to Investor, and that we set the threshold price at $1.00 per share, below which we will not sell any shares to Investor in this particular Draw Down. Suppose further that the average daily trading volume for the 20 days prior to our Draw Down Notice is 87,485 shares and that the average VWAP for the 20 days prior to the notice is $3.19. Under these hypothetical numbers, the maximum amount of the Draw Down is calculated as follows:

1.	The average trading volume for the 20 days prior to our draw down notice (87,485) is multiplied by the average of the VWAP of our common stock for the 20 days prior to the draw down notice ($3.19);

2.	The product is then multiplied by 200% to yield $558,154.30;

3.	The lesser of $750,00 and $558,154.30 is $558,154.30

Thus, the maximum amount we can draw down under the formula is capped at $558,154.30.

Sample Calculation of Number of Shares

Using the same hypothetical numbers set forth above, and given the VWAP as set forth in the table below (subtracting 1/10 for each day the VWAP is below the $1.00 threshold and excluding those days accordingly, i.e. days 6 and 7) the number of shares to be issued will equal the greater of:

1.	the $558,154.30 draw down less 2/10 ($446,523.44), divided by 85% of the 3 lowest closing prices ($2.86) equaling 156,128 shares; or

2.

the sum of the quotients of 1/10th of the draw down amount ($55,815.43) and 85% of the VWAP for each trading day within the pricing period, excluding any days on which the VWAP is below the $1.00 threshold price, yielding 146,937 shares.

Because 156,128 is greater than 146,937, the total number of shares that we would issue to Investor for this draw down request would be 156,128 shares for the draw down amount of $446,523.44 at $2.86 per share.

TRADING	VWAP (1)	DRAW DOWN	SHARES UNDER	SHARES UNDER
DAY		AMOUNT	CALCULATION 1.	CALCULATION 2.
1	$3.61	$55,815.43	19,516	18,189
2	$3.74	$55,815.43	19,516	17,579
3	$3.83	$55,815.43	19,516	17,162
4	$3.75	$55,815.43	19,516	17,533
5	$3.70	$55,815.43	19,516	17,747
6	$0.75	(2)	(2)	(2)
7	$0.75	(2)	(2)	(2)
8	$3.17	$55,815.43	19,516	20,715
9	$3.47	$55,815.43	19,516	18,924
10	$3.44	$55,815.43	19,516	19,089
Total		$446,523.44	156,128	146,937

(1)	The share prices are illustrative only and should not be interpreted as a forecast of share prices or the expected or historical volatility of the share prices of our common stock.

(2)	Excluded because the volume-weighted average daily price is below the threshold specified in our hypothetical draw down notice.

We would receive the $446,523.44 amount of our draw down less a 5% cash fee paid to the Placement Agent of $22,326.17, resulting in net proceeds to us of approximately $424,197.

Necessary Conditions Before Investor Is Obligated to Purchase Our Shares

The following conditions must be satisfied before Investor is obligated to purchase any common shares that we may request from time to time:

  a registration statement for the shares must be declared effective by the Securities and Exchange Commission and must remain effective and available as of the draw down settlement date for making resales of the common shares purchased by Investor;

  trading in our common shares must not have been suspended by the Securities and Exchange Commission or the OTCBB;

  we must not have merged or consolidated with or into another company or transferred all or substantially all of our assets to another company, unless the acquiring company has agreed to honor the Securities Purchase Agreement; and

  no statute, rule, regulation, executive order, decree, ruling or injunction may be in effect which prohibits consummation of the transactions contemplated by the Securities Purchase Agreement.

Right of Participation in Subsequent Financings

The Securities Purchase Agreement grants Investor a right to participate in any issuance by the Company of common stock or common stock equivalents for cash consideration of less than $5 million (the “Subsequent Financing”). At least 5 trading days prior to closing thereof, the Company must provide Investor with written notice of its intent to effect such a financing. The Investor may request information describing in reasonable detail the terms of Subsequent Financing and may invest up to an amount equal to 100% of the total financing amount on the same terms, conditions and price provided for in the Subsequent Financing.

Termination of the Securities Purchase Agreement

The equity draw down facility established by the Securities Purchase Agreement will terminate 36 months from the effective date of the registration statement of which this Prospectus forms a part. The facility shall also terminate if we file for protection from creditors, if our common stock is delisted from the OTCBB, and not promptly relisted on the OTCBB, Nasdaq, Nasdaq SmallCap Market, the American Stock Exchange or the New York Stock Exchange.

DILUTION

None of the common stock to be sold under the Securities Purchase Agreement is issued and outstanding. Thus, the registration of the 6,160,000 Shares will increase the amount of outstanding shares of REGI by approximately 24% and cause dilution to our existing shareholders.

Additionally, the issuance of shares upon the exercise of the underlying warrants may result in further dilution to our shareholders’ interests. If all warrants are exercised, REGI would be required to issue 1,640,000 shares. This amount would increase the amount of outstanding shares of REGI by approximately 6.3% and result in an immediate dilution to shareholders.

SELLING SHAREHOLDERS

Investor

Investor is engaged in the business of investing in publicly traded equity securities for its own account. Investor's principal offices are located at 28 Terlist St. Antwerp Belgium 2018. Investor does not currently own any of our securities as of the date of this Prospectus. Other than its obligation to purchase common shares under the Securities Purchase Agreement, it has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Investor and us other than as contemplated by the Securities Purchase Agreement.

Placement Agent

J.H. Darbie & Co. has acted as placement agent in connection with the Securities Purchase Agreement. Placement Agent introduced us to Investor and assisted us with structuring the Securities Purchase Agreement with Investor. Placement Agent’s duties as placement agent were undertaken on a reasonable best efforts basis only. It made no commitment to purchase shares from us and did not ensure us of the successful placement of any securities.

Other than the 640,000 warrants granted to Placement Agent as a placement fee, Placement Agent does not currently own any of our securities.

Investor and Placement Agent have not held any positions or offices or had material relationships with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock. If, in the future, Investor’s or Placement Agent’s relationship with us changes, we will amend or supplement this Prospectus to update this disclosure.

PLAN OF DISTRIBUTION

The Selling Stockholder (the “Selling Stockholders”) of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholder may use any one or more of the following methods when selling shares:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  an exchange distribution in accordance with the rules of the applicable exchange;

  privately negotiated transactions;

  settlement of short sales entered into after the effective date of the registration statement of which this Prospectus is a part;

  broker-dealers may agree with the Selling Stockholder to sell a specified number of such shares at a stipulated price per share;

  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  a combination of any such methods of sale; or

  any other method permitted pursuant to applicable law.

The Selling Stockholder may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this Prospectus.

Broker-dealers engaged by the Selling Stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Stockholder may also sell shares of the common stock short and deliver these securities to close out its short position, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholder is an underwriter within the meaning of the Securities Act and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the Selling Stockholder is an “underwriter” within the meaning of the Securities Act, it will be subject to the Prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this Prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholder.

We agreed to keep this Prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholder without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this Prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholder or any other person. We will make copies of this Prospectus available to the Selling Stockholder and have informed them of the need to deliver a copy of this Prospectus to each purchaser at or prior to the time of the sale.

LEGAL PROCEEDINGS

We are not a party to any legal proceedings or litigation, nor are we aware that any litigation is presently being threatened or contemplated against us or any officer, director or affiliate.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name, age and position of each of our Executive Officers and Directors:

Name	Age	Position

John G. Robertson	66	Director, Chairman of the Board of Directors, President and Chief Executive Officer*
Jennifer Lorette	34	Director, Vice-President
James Vandeberg	63	Director and Chief Operating Officer and Chief Financial Officer
Brian Cherry	66	Vice President, Rand Cam™ Engine Technology Projects

*Mr. Robertson has held his position since our formation in July 1992.

Business Experience and Principal Occupation of Directors, Executive Officers and Significant Employees

All officers currently devote part-time services to our operation. There are no family relationships between any director or executive officer and any other director or executive officer. The present and principal occupations of our directors and executive officers during the last five years are set forth below:

John G. Robertson - Chairman of the Board of Directors, President, Chief Executive Officer

Mr. Robertson has been our Chairman, President and Chief Executive Officer since our formation. Since October 1984 Mr. Robertson has been President and a Director of Reg Technologies Inc., a British Columbia corporation listed on the TSX Venture Exchange that has financed the research on the Rand Cam Engine since 1986. REGI U.S. is controlled by Rand Energy Group, Inc., a British Columbia corporation of which Reg Technologies Inc. is the majority shareholder. REGI U.S. owns the U.S. rights to the Rand Cam (TM) technology and Rand Energy Group, Inc. owns the worldwide rights exclusive of the U.S. Mr. Robertson is President, Principal Executive Officer and a member of the Board of Directors of IAS Communications, Inc., an Oregon corporation traded on the OTC Bulletin Board, which is developing a new type of antenna system. Since June 1997 Mr. Robertson has been President, Principal Executive Officer and a Director of Information-Highway.com, Inc., a Florida corporation which is currently inactive, and its predecessor. He is also the President and Founder of Teryl Resources Corp., a public company trading on the TSX Venture Exchange involved in gold, diamond, and oil and gas exploration. He is also President of Linux Gold Corp., a public company trading on the Bulletin Board. Since May 1977 Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a British Columbia corporation engaged in the business of management and investment consulting.

Jennifer Lorette - Vice President

Ms. Lorette became a member of the board of directors in January 2001. She has been our Vice President since June 1994, and was also previously Chief Financial Officer. Since 2001 she has also been a director for Reg Technologies, Inc., a British Columbia corporation listed on the TSX Venture Exchange that has financed the research on the Rand Cam Engine since 1986. REGI U.S. is controlled by Rand Energy Group, Inc., a British Columbia corporation of which Reg Technologies Inc. is the majority shareholder. Since February 1995, Ms. Lorette has been Secretary and a director of IAS Communications Inc., an Oregon corporation traded on the OTC Bulletin Board. Since June 1997 Ms. Lorette has been Executive Vice President and a Director of Information-Highway.com, Inc., a Florida corporation traded which is currently inactive, and its predecessor. Since November 2000, Ms. Lorette has also been a director of Linux Gold Corp. Since February 2001, Ms. Lorette has been a director of Teryl Resources Corp., a public company trading on the TSX Venture Exchange involved in gold, diamond, and oil and gas exploration.

James L. Vandeberg - Chief Operating Officer and Chief Financial Officer, and a Member of the Board of Directors Mr. Vandeberg became a Director of the Company in November 1998 and its Chief Operating Officer in August 1999. Mr. Vandeberg is an attorney in Seattle, Washington. He has served as our legal counsel since 1996. Mr. Vandeberg's practice focuses on the corporate finance area, with an emphasis on securities and acquisitions. Mr. Vandeberg was previously general counsel and secretary of two NYSE companies. He is a director of Information-Highway.com, Inc., a Florida corporation traded on the Pink Sheets. He has also been a director of IAS Communications Inc., an Oregon corporation traded on the OTC Bulletin Board since November 1999. Mr. Vandeberg is also a director of Reg Technologies Inc. which is traded on the OTC Bulletin Board. Mr. Vandeberg has also been a director of ASAP Show Inc. since May 2005. He is a member and former director of the American Society of Corporate Secretaries. He became a member of the Washington Bar Association in 1969 and of the California Bar Association in 1973. Mr. Vandeberg graduated cum laude from the University of Washington with a Bachelor of Arts degree in accounting in 1966, and from New York University School of Law in 1969, where he was a Root-Tilden Scholar.

Brian Cherry - Vice President, Rand Cam™ Engine Technology Projects

Mr. Cherry was Vice President and a Director of the Company since its inception in July 1992, until January 2001 when he left the Company to pursue personal interests. Mr. Cherry was appointed Vice President, Rand Cam™ Engine Technology Projects in June 2004.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 13, 2006, our outstanding common stock owned of record or beneficially by each person who owned of record, or was known by us to own beneficially, more than 5% of our common stock and the name and shareholdings of each Executive Officer and Director and all Executive Officers and Directors as a group. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this report upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options that are held by such person and which are exercisable within 60 days from the date are exercised.

Except as noted below, all shares are held beneficially and of record and each record shareholder has sole voting and investment power.

Name	Shares Owned	Percentage Owned

John G. Robertson, Chairman of the Board of
Directors, President and Director (1) (2) (3)	6,460,826	24.8%

James McCann (4)	3,205,986	12.3%

Rand Energy Group Inc. (5)	3,076,116	11.8%

Jennifer Lorette, Vice President and Director (6)	155,400	*

James Vandeberg, Chief Operating Officer and
Director (7)	75,000	*

Brian Cherry, Vice President of the Rand Cam™	Nil	*
Engine Technology Projects

ALL EXECUTIVE OFFICERS & DIRECTORS	6,691,226	25.7%
AS A GROUP (FOUR
INDIVIDUALS) (8)

*Less than one percent of the issued and outstanding on December 29, 2006, which was 26,016,208.

(1) This individual may be deemed to be a "parent or founder" of REGI as that term is defined in the Rules and Regulations promulgated under the Securities Act of 1933.

(2) Includes 3,076,116 shares registered in the name of Rand Energy Group Inc. See Note (5) below for an explanation of the beneficial ownership of Rand Energy Group Inc. Mr. Robertson disclaims beneficial ownership of these shares beyond the extent of his pecuniary interest. Also includes 570,000 options that are currently exercisable. Mr. Robertson's address is the same as the Company's.

(3) Includes 2,747,720 common shares registered in the name of Access Information Services, Ltd., a corporation controlled by the Robertson Family Trust, and 570,000 options that are currently exercisable. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust. Mr. Robertson's address is the same as REGI’s address.

(4) Includes 3,076,116 shares registered in the name of Rand Energy Group Inc. See Note (5) below for an explanation of the beneficial ownership of Rand Energy Group Inc.

(5) Rand Energy Group Inc. is owned 51% by REG TECH and 49% by Rand Cam Engine Corp. Under Rule 13d-3 under the Securities Exchange Act of 1934, both REG TECH and Rand Cam Engine Corp. could be considered the beneficial owner of the 3,076,116 shares registered in the name of Rand Energy Group Inc.

SMR Investment Ltd., a British Columbia corporation, holds a controlling interest in REG TECH. Since May 1977 Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd. Susanne M. Robertson, Mr. Robertson's wife, owns SMR Investment Ltd. Accordingly, in Note (2) above, beneficial ownership of the 3,076,116 shares registered in the name of Rand Energy Group Inc. has been attributed to Mr. Robertson. We believe it would be misleading and not provide clear disclosure to list as beneficial owners in the table the other entities and persons discussed in this paragraph, although a strict reading of Rule 13d-3 under the Securities Exchange Act of 1934 might require each such entity and person to be listed in the beneficial ownership table.

Rand Cam Engine Corp. is a privately held company whose stock is controlled by James McCann and by several other shareholders in minor interest. We believe it would be misleading and not provide clear disclosure to list as beneficial owners in the table the other entities and persons discussed in this paragraph, although a strict reading of Rule 13d-3 under the Securities Exchange Act of 1934 might require each such entity and person to be listed in the beneficial ownership table.

(6) Includes 125,000 options that are currently exercisable. Ms. Lorette's address is the same as the Company's.

(7) Mr. Vandeberg's address is 601 Union Street, Suite 4500, Seattle, WA 98101.

(8) Includes 3,076,116 shares registered in the name of Rand Energy Group Inc. whose beneficial ownership is attributed to Mr. Robertson as set forth in Note (2) above. See Note (5) above for an explanation of the beneficial ownership of Rand Energy Group Inc. Mr. Robertson disclaims beneficial ownership of these shares beyond the extent of his pecuniary interest. Also includes 570,000 options that are currently exercisable.

DESCRIPTION OF SECURITIES

Common Stock

The following is a summary of the material terms of the Company’s common stock. This summary is subject to and qualified in its entirety by the Company’s articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this Prospectus forms a part, and by the applicable provisions of Oregon law.

The Company’s authorized capital consists of 50,000,000 shares of common stock without par value. As of the date of this registration statement, 26,158,708 are issued and outstanding. The articles of incorporation do not permit cumulative voting for the election of directors, and shareholders do not have any preemptive rights to purchase shares in any future issuance the Company’s common stock.

All of the issued and outstanding shares of common stock are duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of the Company’s common stock are issued, the relative interests of existing shareholders may be diluted.

There is no provision in the Company’s articles of incorporation or bylaws that would delay, defer or prevent a change in control of the Company.

Holders of the Company's Common Stock are entitled to receive dividends when declared by the Board of Directors out of funds legally available for that purpose. Any such dividends may be paid in cash, property or shares of the Company's Common Stock. The Company has not paid any dividends since its inception and it is unlikely that any dividends on its Common Stock will be declared at any time in the foreseeable future. Any dividends will be subject to the discretion of the Company's Board of Directors, and will depend upon, among other things, the operating and financial condition of the Company, its capital requirements and general business conditions. Therefore, there can be no assurance that any future dividends will be paid on the Company's Common Stock.

All shares of the Company's Common Stock have equal voting rights and, when validly issued and outstanding, will have one vote per share on all matters to be voted upon by the shareholders. Cumulative voting in the election of directors is not allowed, and a quorum for shareholder meetings shall consist of a majority of the issued and outstanding shares present in person or by proxy.

Accordingly, the holders of a majority of the shares of Common Stock present, in person or by proxy, at any legally convened shareholders' meeting at which the Board of Directors is to be elected, will be able to elect all directors and minority shareholders will not be able to elect a representative to the Board of Directors.

Shares of the Company's Common Stock have no preemptive or conversion rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. Each share of the Company's Common Stock is entitled to share on a pro rata basis in any assets available for distribution to holders of its equity securities upon liquidation of the Company.

INTEREST OF NAMED EXPERTS AND COUNSEL

Legal Matters

The validity of the securities being offered will be passed upon for the Company by James L. Vandeberg, Esq., Otto Law Group, 601 Union Street, Suite 4500, Seattle, WA 98101. The Company's legal counsel has been employed on a non-contingent basis.

Experts

The financial statements for the fiscal year ended April 30, 2006, and included in the Prospectus and in the Registration Statement have been audited by Smythe Ratcliffe LLP, Chartered Accountants, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given the authority of said firm as experts in auditing and accounting.

The financial statements for the fiscal years ended 2005 and 2004 and included in the Prospectus and in the Registration Statement have been audited by Manning Elliott LLP, Chartered Accountants, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given the authority of said firm as experts in auditing and accounting.

Patrick Badgley, a Vice President of the Company, prepared a Technology Evaluation Report on the RC/DC Engine for the Company.

All experts and counsel employed by the Company have been employed on a non-contingent basis.

DISCLOSURE OF COMMISSION POSITION
ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Company's Articles of Incorporation provide that the Company shall indemnify to the fullest extent permitted by the Oregon Business Corporation Act any person who is made, or threatened to be made, a party to any action, suit or proceeding, whether civil, criminal, administrative, investigative, or otherwise (including an action, suit or proceeding by or in the right of the corporation) by reason of the fact that the person is or was a director or officer of the corporation or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the corporation, or serves or served at the request of the corporation as a director or officer, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise. The right to and amount of indemnification shall be determined in accordance with the provisions of the Oregon Business Corporation Act in effect at the time of the determination.

The Oregon Revised Statutes provides for indemnification where a person who was or is a party or is threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative (other than action by or in right of a corporation), by reason of fact he is or was a Director, Officer, employee or agent of a corporation or serving another corporation at the request of the corporation, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement, actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to criminal action or proceeding, had no reasonable cause to believe his conduct unlawful. Lack of good faith is not presumed from settlement or nolo contendere plea. Indemnification of expenses (including attorneys' fees) is allowed in derivative actions except in the case of misconduct in performance of duty to the corporation unless the Court decides indemnification is proper. To the extent any such person succeeds on the merits or otherwise, he shall be indemnified against expenses (including attorneys' fees). Determination that the person to be indemnified met applicable standards of conduct, if not made by the Court, is made by the Board of Directors by majority vote of quorum consisting of the Directors not party to such action, suit or proceeding or, if a quorum is not obtainable or a disinterested quorum so directs, by independent legal counsel or by the stockholders. Expenses may be paid in advance upon receipt of undertakings to repay unless it shall ultimately be determined that he is entitled to be indemnified by the corporation. The Corporation may purchase indemnity insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Indemnification of Investor

Investor is entitled to customary indemnification from us for any losses or liabilities suffered by it based upon material misstatements or omissions from the Securities Purchase Agreement, registration statement and the Prospectus, except as they relate to information supplied by Investor to us for inclusion in the registration statement and Prospectus.

DESCRIPTION OF BUSINESS

Forward-Looking Statements

This Prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including, "could" "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential" and the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

Business of the Company and Products

We are engaged in the business of developing and building an improved axial vane-type rotary engine known as the Rand CamTM Direct Charge (“RC/DC”) Engine, which is a variation of the Original Engine. The Original Engine is an axial vane rotary engine, the worldwide marketing rights to which are held by Reg Tech. A United States patent was issued for the RC/DC Engine on July 4, 1995, and assigned to us. Since no marketable product has yet been developed, we have not received any revenues from operations.

The RC/DC Engine is based upon the Original Engine patented in 1983. Brian Cherry, a former officer and director of the Company, has done additional development work on the Original Engine which resulted in significant changes and improvements for which the U.S. patent has been issued and assigned to us. We believe the RC/DC Engine offers important simplification from the basic Original Engine, which will make it easier to manufacture and will also allow it to operate more efficiently.

Pursuant to an agreement dated October 20, 1986 between Reg Tech, Rand Cam Corp. and James McCann, Reg Tech agreed to acquire a 40% voting interest in a new corporation to be incorporated to acquire the rights to the Original Engine. The new corporation was RAND. Reg Tech acquired the 40% voting interest in RAND in consideration of the payment of $250,000.

Pursuant to an agreement made as of April 27, 1993 among Reg Tech, Rand Cam Corp., RAND and James McCann, Reg Tech acquired an additional 330,000 shares (11%) of RAND from Rand Cam Corp. to increase its investment to 51%.

On August 20, 1992, we entered in an agreement with RAND and Brian Cherry (the "August 1992 Agreement") under which we issued 5,700,000 shares of our common stock at a deemed value of $0.01 per share to RAND in exchange for certain valuable rights, technology, information, and other tangible and intangible assets, including improvements, relating to the United States rights to the Original Engine. RAND's president is also our president and its Vice President and Secretary is also one of our directors. The terms of the agreement were negotiated between the parties and were deemed to be mutually advantageous based upon conditions and circumstances existing at the time.

We entered into an agreement dated April 13, 1993 with RAND, Reg Tech and Brian Cherry (the "April 1993 Agreement") and made as an amendment to a previous Amendment Agreement dated November 23, 1992 between RAND, Reg Tech and Brian Cherry and an original agreement dated July 30, 1992 between RAND, Reg Tech and Brian Cherry, Cherry agreed to: (a) sell, transfer and assign to RAND worldwide rights, except for the United States, to all of his right, title and interest in and to the technology related to the RC/DC Engine (the "Technology"), including all pending and future patent applications in respect of the Technology, together with any improvements, changes or other variations to the Technology; (b) sell, transfer and assign to the Company United States of America rights to all of his right, title and interest in and to the Technology, including all pending and future patent applications in respect of the Technology, together with any improvements, changes or other variations to the Technology. On November 9, 1993, in consideration for this transfer of the Technology, Brian Cherry was issued 100,000 shares of Reg Tech with a deemed value of $200,000.

A final provision of the April 1993 Agreement assigned and transferred ownership of any patents, inventions, copyrights, know-how, technical data, and related types of intellectual property conceived, developed or created by RAND or its associated companies either to us which results or derives from the direct or indirect use of the Original Engine and/or RC/DC Engine technologies by RAND.

We entered into a letter of understanding dated December 13, 1993, with RAND and Reg Tech, as grantors, and West Virginia University Research Corporation ("WVURC"), the grantors agreed that WVURC shall own 5% of all patented technology relating to the Original Engine and the RC/DC Engine. WVURC performed extensive analysis and testing on the RC/DC engine. WVURC provided support and development of the RC/DC Engine including research, development, testing evaluation and creation of intellectual property. In addition, WVURC introduced us to potential customers and licensees. We are entitled to all intellectual property developed by WVURC relating to the RC/DC Engine.

Based upon testing work performed by independent organizations on prototype models, we believe that the RC/DC Engine holds significant potential in a number of other applications ranging from small stationary equipment to automobiles and aircraft. In additional to its potential use as an internal combustion engine, the RC/DC Engine design is being employed in the development of several types of compressors, pumps, expanders and other applications.

To date, several prototypes of the RC/DC Engine have been tested and additional development and testing work is continuing. We believe that such development and testing will continue until a commercially feasible design is perfected. There is no assurance at this time, however, that such a commercially feasible design will ever be perfected, or if it is, that it will become profitable. If a commercially feasible design is perfected, we do, however, expect to derive revenues from licensing the Technology relating to the RC/DC Engine regardless of whether actual commercial production is ever achieved. There is no assurance at this time, however, that revenues will ever be received from licensing the Technology even if it does prove to be commercially feasible.

We believe that a large market would exist for a practical rotary engine which could be produced at a competitive price and which could provide a good combination of fuel efficiency, power density and exhaust emissions.

Based on the market potential, we believe the RC\DC Engine is well suited for application to internal combustion engines, pumps, compressors and expansion engines. The mechanism can be scaled to match virtually any size requirement. This flexibility opens the door to large markets being developed.

We are currently testing prototypes for several applications. Our strategy is to develop engines and compressors for low to medium horsepower applications, then apply the Technology to larger applications. We have licensed the Technology for several projects. The licensee’s have agreed to fund their projects for research and development of the specific applications. To date, we have completed a license agreement with Radian MILPARTS for greater than 10 H.P. for military applications. License agreements to Rotary Power have been terminated due to non payment. The Advanced Ceramics agreement has also terminated due to the fact that Phase II funding was not approved and received pursuant to our agreement.

Rand Cam Technology

Gasoline and Diesel Engine

Two prototype engines were built in 1993 and 1994 by the WVURC to run on gasoline. Testing on these prototypes suggested that the concept is fundamentally sound and that with a program of engine review, design, testing and development, a technically successful range of engines can be developed. The current prototype design for the diesel engine was designed by a consortium made up of Alliant Techsystems (formerly Hercules Aerospace Company) ("Alliant"), WVURC and us. Alliant was involved in the design and development including drawings for the RC/DC diesel engine. In addition Alliant performed extensive analysis on the diesel engine including bearings, cooling, leakage, rotor, vanes, housing, vane tip heating, geometry and combustion. This engine was designed as a general purpose power plant for military and commercial applications. A prototype of the diesel engine has been assembled and tested.

In May 2004 the Company completed an amended Rand Cam™ UAV engine license agreement with Radian, Inc. Radian, Inc. agrees to furnish REGI U.S., Inc. with a second generation, application-specific Rand Cam™ 42 H.P. diesel engine at the conclusion of their Phase II study program. The Radian, Inc. UAV product development program commenced early in 2004. The Phase I/ Study Rand Cam™ 42 H.P. diesel engine demonstrated that the engine generates sufficient pressure and temperature to proceed with the second generation diesel engine.

On November 3, 2004 we announced that the Canadian Patent was issued for the Rand Cam™ Rotary Engine effective October 5, 2004. The term of the patent is twenty years from the date of the filing on December 11, 1992.

On November 29, 2004, we announced that a world wide license agreement, excluding the rights for the United States of America that are held by REGI U.S. for the Rand Cam™ technology has been successfully completed with Rand Energy Group Inc. Reg Technologies, Inc., our parent company, has agreed to pay a 5% net profit interest and make annual payments of $50,000. Reg Technologies, Inc. will be responsible for 50% of the costs for development and production of the Rand Cam™ technology.

On January 24, 2006 REGI announced the completion of several continuous successful combustion tests at 245 RPM on the new version of the Rand Cam™ engine. Several spin tests were conducted initially up to 800 RPM on the new modified version of the Rand Cam™ engine. An insignificant amount of wear on the engine has been confirmed during the months of December 2005, and January 2006.

The world wide patents cover Canada and several countries in Europe, namely, Germany, France, Great Britain, and Italy. Reg Technologies, Inc., together with REGI U.S., Inc., is in the process of testing a Rand Cam™ diesel engine for a generator application for hybrid electric cars. Additionally, our licensee for the 42 H.P. production model diesel Rand Cam™ is currently completing the engine for unmanned aerial applications for the U.S. military.

Compressor

We contracted Coltec, Inc., a Columbus, Indiana engineering firm, to fabricate the Rand Cam (TM) air conditioning compressor for buses. The testing is to be conducted by Trans/Air Manufacturing Corporation, one of the largest manufacturers of air conditioning units for buses, which has agreed to jointly develop and manufacture the working model compressor. The prototype compressor was delivered to Trans/Air in January 2001.

A special 3.2 SCFM air compressor has been designed and built for a large fuel cell customer. The customer has reviewed the design and his comments including type of drive motor, inlet and outlet piping arrangements and mounting considerations were incorporated and final drawings were prepared.

In January 2004, testing for the air conditioning compressor for buses application had commenced by Trans Air Manufacturing. The new manifold has been installed on the working prototype compressor and pressure testing has commenced. Trans Air Manufacturing will first perform bench testing to baseline speed, performance, and power consumption data before designing to install on a vehicle for “real world” testing.

Based on the successful completion of the Joint Venture, being the development and successful testing of a working prototype of the Bus Compressor, Trans Air shall have the exclusive right and shall use its reasonable efforts to market, merchandise, sell and exploit the Bus Compressor within the markets or geographical areas in which Trans Air, in its sole option and discretion, believes such efforts would be appropriate. Currently Brian Cherry, our Vice President of Research and Development, is overseeing the testing of the air conditioning compressor.

In August 2004, we completed compressor tests which displayed encouraging results of up to 25 P.S.I. with only 800 R.P.M. The testing for the compressor was completed on behalf of Trans Air Manufacturing for air-conditioning in bus applications, and exceeded our expectations. We are currently negotiating a license agreement for compressor applications, to be announced when the terms and conditions are finalized.

Ceramic Rand CamTM Engine

In July 2003, the RadMaxTM Engine was announced at the AUVSI Conference Association for Unmanned Vehicle Systems. (AUV) by our licensee Radian MILPARTS. The announcement stated that plans are in place to start calibration testing at the Naval Air Systems Command (NAVAIR) Patuxent River, MD late in the summer. Procedures are written and in place to determine and document the RadMax ™ Engines horsepower, its vibration and noise metrics, and so forth. Following completion of the testing, to be conducted by engineers, first production units will generally be available by the fall, followed by a full production run next year.

The announcement further stated that the RadMax™ Engine, a heavy fuel engine that is comprised of only 13 moving parts, is completely balanced and on all speeds, loads and orientation angles. Without piston valves, a crankshaft or camshaft it is inherently quiet at 60 dB at 1,500 feet.

We have entered into an agreement with Radian which grants an exclusive license for the manufacture of the Rand Cam Diesel Engines within the United States, for applications in Unmanned Autonomous Vehicles (UAV'S) over 10 horsepower, including non-exclusive rights to the worldwide sales for this application.

In February 2004, we announced that a REGI licencee for unmanned vehicle system engines had completed testing of the prototype 42 H.P. engine. Tests occurred at Adiabatics in Columbus, IN and at the U.S. Navy's test facility at Patuxent River, MD. The initial test results demonstrated that the first generation prototype engine generated pressure and temperature. The licencee has started design of a second generation prototype. The documentation and one of the completed 42 H.P. Rand Cam(tm) engines have been delivered to REGI U.S., Inc. as part of the license agreement.

On February 14, 2006 the 125 H.P. RadMax™ engine was received by REGI from Radian Milparts and will be tested by the Company’s rotary engine specialist. The 125 H.P. RadMax™ engine is the improved version of the 42 H.P. RadMax™ engine, which focused on eliminating leak paths and was designed for maintainability.

In March 2006 final modifications were successfully implemented and completed in June 2006 on the 42 H.P Rand Cam™, under completion by Ebco Industries, for the 125 H.P. version of the RadMax™ engine. Testing was completed in October 2006. Based on several important modifications and tests, we believe the RadMax™ is ready for the next advanced stage of completing the activities required for an operating engine. The main objectives of these tests were to eliminate oil leaks from entering the combustion chamber, and to reduce compression losses. Testing indicated low hydro-carbon levels in the exhaust, resulting in a cleaner burning engine. The next phase will be implemented to complete an operating engine with a list of activities to support the research, design, testing, and evaluation required for the successful analyst on the RadMax™ engine.

On June 20, 2006, the final modifications for the 125 H.P. version of the RadMax™ engine were completed by Ebco Industries. The assembling of the 125 H.P. engine has commenced and testing is planned for mid September. The testing will consist of endurance to determine wear and tear, and maintenance factors /hydrocarbons /calculations and fuel efficiency using a state-of-the-art computerized fuel injection system. Biodiesel and ethanol blended fuels will also be utilized in a series of tests.

In October, 2006 a preliminary series of tests had been successfully completed on the 125 H.P. RadMax™ engine. The main objectives of these tests were to eliminate oil leaks from entering the combustion chamber, and to reduce compression losses. Based on several important modifications and tests over the last 90 days on the 125 H.P. RadMax™ engine, the RadMax™ is ready for the next advanced stage of completing the activities required for an operating engine.

In January, 2007 we announced the completion of a statement of work agreement with an engineering, prototyping, and manufacturing services company to complete a working model RadMax™ pump.

The Phase I program is to design, demonstrate, and deliver a prototype RadMax™ pump within 16 weeks. The goal for the work program is to complete a pump suitable for supporting demonstration to potential customers and to prove that the RadMax™ pump is a positive displacement device, capable of processing approximately twice its internal volume every revolution, which means that a production unit could be half the size and weight of any competitive unit.

The Phase II program will be to design and demonstrate a working model RadMax™ compressor to prove the same efficiency as the RadMax™ pump, which will be half the size and weight of any competitive centrifugal compressor.

Rand Cam™ Generator and Fuel Cell Technology

In September 2004, testing had commenced for the Rand Cam™ generator application for hybrid electric cars, portable generator application, and for back up power for family homes. Brian Cherry, our Vice President of the Rand Cam™ engine projects and co-inventor of the Rand Cam™ technology, is overseeing the development and testing in conjunction with two rotary engine mechanics with over 10 years experience with the Mazda rotary engine.

In April 2005, we completed several successful, continuous combustion tests for the Rand Cam™ engine using gasoline fuel. The series of tests took place at SNK’s facilities, in Richmond, BC, on April 14, 2005, with starter speed of up to 490 RPM, utilizing a unique vane design that does not require vane tip seals. Eliminating the need for vane tip seals will reduce the manufacturing and maintenance costs significantly, therefore, resulting in a breakthrough with the technology. The Rand Cam™ engine design will be further tested for generator and hybrid car applications.

The Company entered into a Distributors Agreement dated June 29, 2005, with ANUVU Incorporated with an option to acquire exclusive rights to distribute the ANUVU Fuel Cell technology for Canada and Europe. The Company’s affiliate, REG, paid $200,000 to exercise a portion of the option agreement and acquire the Canadian rights on behalf of the Company. During the year ended April 30, 2006, the Company assigned the distribution rights to Reg Tech and recovered $200,000 of research and development expenses.

On May 1, 2006 we announced that ANUVU Incorporated had reported the status of building fuel cell components for Reg Technologies, Inc.'s neighborhood electric vehicle (“NEV”). The final cutting and assembly of the fuel cell components was scheduled for mid-May and the components being custom machined for this project will be received from the machinist shortly thereafter. Additionally, ANUVU prepared an integration, testing and delivery schedule outline for our NEV. Anuvu has shipped the fuel cell to REGI’s research and development facilities in Richmond, B. C. The fuel cell will be integrated into an electric car for testing.

Corporate

In April 2004, the Company received an additional listing on the Berlin Bremen Stock Exchange (www.berlinerboerse.de) under the symbol RGJ, German Cusip Number S7589431045/786692. The Company retains the OTC Bulletin Board listing Symbol: RGUS.OB.

REGI U.S., Inc.’s market maker is Berliner Freiverkehr (Aktien) AG, which is one of the largest German brokerage firms and acts as market maker for the Unofficial Regulated Markets in Berlin and Frankfurt. The main advantage for REGI U.S., Inc. to trade on the Berlin Bremen Stock Exchange, is that the German investors, including small ones, can buy REGI U.S., Inc. shares in their domestic currency, thus making transactions easier and less expensive.

In June 2004 Brian Cherry was appointed Vice President of the Rand Cam™ engine technology projects. Brian Cherry is the inventor of the Direct Charge Rand Cam™ engine patented in 1996 by REGI U.S., Inc. and is currently the project manager in charge of developing a Rand Cam™ electric generator for hybrid electric automobiles, and for residential uses in family homes. Mr. Cherry will also be overseeing and preparing the current submission of a new patent application on the Rand Cam™ technology. The generator can run on any fuel including hydrogen and natural gas. The tests are to commence within 30 days utilizing an alternator as the electric output, and the Rand Cam™ engine as the power source. REGI U.S., Inc. has signed an agreement with Brian Cherry to develop the generator application and other applications for a period of two years in consideration for 150,000 treasury shares of REGI U.S., Inc.

On May 1, 2006, our shares began trading on the Frankfurt Stock Exchange under the symbol (RGJ). International Security Identification Number (ISIN/CUSIP) number is US7589431045. Because the Frankfurt exchange is the third-largest organized exchange-trading market in the world (just behind the NYSE and Nasdaq exchanges), in terms of turnover and dealings in securities, we anticipate a much wider, international market access for our shares. The listing on the Frankfurt Stock Exchange provides us with increased exposure to worldwide capital markets and will enable us to attract European institutional and individual investors to trade our common stock in euros.

In November 2006, the Company's board of directors appointed Lynn Petersen as Vice President of Marketing for the RadMax™ / Rand Cam™ technology. Mr. Petersen has been involved with marketing management for over 12 years. Most recently he was Marketing Manager for three years at Jetseal, Inc., which manufactures high tech seals for aerospace, military, semi conductor, and nuclear industries. Mr. Petersen will be responsible for managing marketing activities, and making presentations for the RadMax™ and Rand Cam™ technology, to major potential end users. He will also be researching, defining and optimizing new business markets for REGI U.S., Inc.

Securities Purchase Agreement Relating to Equity Line.

On November 8, 2006, we entered into a Securities Purchase Agreement with Investor for the potential future issuance and sale of up to $10,000,000 million of our common stock, subject to restrictions and other obligations that are described throughout this Prospectus. Under this arrangement, we, at our sole discretion, may draw down on this facility, sometimes termed an equity line, from time to time, and Investor is obligated to purchase shares of our common stock at a 15% discount to a VWAP over the 10 trading days following the draw down notice.

Our VWAP is calculated by adding the total dollars traded in every transaction in a given trading day and dividing that number by the total number of shares traded during that trading day. We are limited with respect to how often we can exercise a draw down and the amount of each draw down. For more details, see “Securities Purchase Agreement” on Page 11 of this Prospectus.

Marketing

We intend to pursue the development of the RC/DC Engine and the air pump, compressor and other products by entering into licensing and/or joint venture arrangements with other larger companies, which have the financial resources to maximize the potential of the technology. At the present time, we have signed license agreements with Advanced Ceramics Research, Inc., Radian, Inc. and Rotary Power Generation, Incorporated. We have no current plans to become actively involved in either manufacturing or marketing any engine or other product which it may ultimately develop to the point of becoming a commercial product.

Our current objective is to complete and test the various compressor, pump and diesel engine prototypes. Based on the successful testing, the prototypes will be used for presentation purposes to potential license and joint venture partners.

We expect revenue from license agreements with the potential end users based on the success of the design from the compressor, pump, and diesel engine prototypes. Based on of successful testing of the Rand Cam prototypes, we expect to have joint venture or license agreements finalized, which would result in royalties to us. However, there is no assurance that the tests will be successful or that we will ever receive any such royalties.

The Company is currently developing and testing the 42 HP diesel engine and the 125 HP diesel engine.

The Company’s board of directors has appointed Lynn Petersen as Vice President of Marketing for the RadMax™ / Rand Cam™ technology. Mr. Petersen will be responsible for managing marketing activities,

and making presentations for the RadMax™ and Rand Cam™ technology, to major potential end users. He will also be researching, defining and optimizing new business markets for REGI U.S., Inc.

Competition

We currently face and will continue to face competition in the future from established companies engaged in the business of developing, manufacturing and marketing engines and other products. While not a highly competitive business in terms of numbers of competitors, the business of developing engines of a new design and attempting to either license or produce them is nonetheless difficult because most existing engine producers are large, well financed companies which are very concerned about maintaining their market position. Such competitors are already well established in the market and have substantially greater resources than us. Internal combustion engines are produced by automobile manufacturers, marine engine manufacturers, heavy equipment manufacturers and specialty aircraft and industrial engine manufacturers. We expect that our engine would be used mainly in industrial and marine applications.

Except for the Wankel rotary engine built by Mazda of Japan, no competitor, that we are aware of, presently produces in a commercial quantity any rotary engine similar to the engines we are developing. The Wankel rotary engine is similar only in that it is a rotary engine rather than a reciprocating piston engine. Without substantially greater financial resources than is currently available to us, however, it is very possible that it may not be able to adequately compete in the engine business. One competitor, Rotary Power International, is presently producing the first production SCORE rotary (Wankel type) engines. Our RC\DC Engine is calculated to be, smaller, quieter, costs less to produce and maintain.

We believe that if and when our engine is completely developed, in order to be successful in meeting or overcoming competition which currently exists or may develop in the future, our engine will need to offer superior performance and/or cost advantages over existing engines used in various applications.

Raw Materials and Principal Suppliers

Since we are not in production and there are no plans at this time for us to enter the actual engine manufacturing business, raw materials are not of present concern. At this time, however, there does not appear to be any foreseeable problem with obtaining any materials or components, which may be required in the manufacture of its potential products.

Patents, Trademarks, Licences, Franchises, Concessions, Royalty Agreements, Labor Contracts, Including Duration

U.S. patent No. 5,429,084 was granted on July 4, 1995, to the inventor, Brian Cherry, Patrick Badgley and four other individuals for various improvements incorporated in the RC/DC Engine. The patent has been assigned to us. U.S. Patent 4,401,070 for the Original Engine was issued on August 30, 1983, to James McCann and RAND holds the marketing rights.

The RC/DC Engine is composed basically of a disk shaped rotor with drive shaft, which turns, and the housing or stator, which remains stationary. The rotor has two or more vanes that are mounted perpendicular to the direction of rotation and slide back and forth through it. As the rotor turns, the ends of the vanes ride along the insides of the stator housing which have wave-like depressions, causing the vanes to slide back and forth. In the process of turning and sliding, combustion chambers are formed between the rotor, stator walls and vanes where the fuel/air mixture is injected, compressed, burned and exhausted.

Two additional patents have been issued for improvements to the engine including: U.S. Patents 5,509,793 “Rotary Device with Slidable Vane Supports) issued April 24, 1996 and 5,551,853 “Axial Vane Rotary Device and Sealing System Therefor” issued September 3, 1996. The Company has submitted additional Rand Cam™ improvements for a patent in the month of July.

On November 3, 2004 we announced that the Canadian Patent was issued for the Rand Cam™ Rotary Engine effective October 5, 2004. The term of the patent is twenty years from the date of the filing on December 11, 1992.

On November 29, 2004, we announced that a world wide license agreement, excluding the rights for the United States of America that are held by REGI U.S. for the Rand Cam™ technology has been successfully completed with Rand Energy Group Inc. Reg Technologies, Inc., our parent company, has agreed to pay a 5% net profit interest and make annual payments of $50,000. Reg Technologies, Inc. will be responsible for 50% of the costs for development and production of the Rand Cam™ technology.

In December 2005, we completed an agreement to obtain the rights to the RadMax technology preliminary patent application, the RadMax trademark, including study notes, drawings and parts list from Radian Inc.

In exchange for these property rights, we will provide an unconditional release to Radian for all obligations under the UAV license agreement dated April 24, 2002 and modified May 14, 2004. Completing this agreement will allow us to own 100% interest in the rights to the new RadMax rotary design. Radian agrees to provide all the work completed to date, including preliminary patent applications and all hardware.

The world wide patents cover Canada and several countries in Europe, namely, Germany, France, Great Britain, and Italy. Reg Technologies, Inc., together with REGI U.S., Inc., is in the process of testing a Rand Cam™ diesel engine for a generator application for hybrid electric cars. Additionally, our licensee for the 42 H.P. production model diesel Rand Cam™ is currently completing the engine for unmanned aerial applications for the U.S. military.

Royalty Payments

The August 1992 Agreement calls for us to pay RAND semi-annually a royalty of 5% of any net profits to be derived by us from revenues received as a result of its license of the Original Engine. The August 1992 Agreement also calls for us to pay Brian Cherry a royalty of 1% semi-annually any net profits derived by us from revenue received as a result of our licensing the Original Engine.

Other provisions of the April 1993 Agreement call for is (a) to pay to RAND a continuing royalty of 5% of the net profits derived from the Technology by us and (b) to pay to Brian Cherry a continuing royalty of 1% of the net profits derived by us from the Technology.

Pursuant to the letter of understanding dated December 13, 1993, among us, RAND, Reg Tech and WVURC, WVURC will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology relating to the Original Engine and the RC/DC Engine.

No royalties are to be paid to Alliant or Adiabatics, Inc.

Government Regulations

Our engine products including the spark ignited engine, Diesel engine and Cold Turbine engine will be subject to various exhaust emissions standards depending upon the application and the country in which it is produced and/or sold. As each product becomes ready for sale, it will be necessary to have the engine certified according to the standards in effort at that time.

Dependence on Certain Customers

Although we have no key customers at the present time, we expect that if our development work is successful, we will likely become dependent, at least initially, upon one or very few key customers. Such dependence could prove to be risky in the event that one or more such potential customers were to be lost and not replaced.

Research and Development

The basic research and development work on the RC/DC Engine and other products is being coordinated and funded by Reg Tech and REGI U.S., Inc. and funded as to 50% each.

We plan to contract with outside individuals, institutions and companies to perform most of the additional research and development work which we may require to benefit from our rights to the RC/DC Engine and other products.

During the last two fiscal years, we have incurred a total of $148,251 in research and development expenses. During the last year, the majority of the costs were paid directly toward the building of the 42 horsepower prototypes by Radian Milparts and by Advanced Ceramics for the 10 horsepower ceramic engine for unmanned aerial applied uses.

Costs and Effects of Compliance with Environmental Laws

At the present time there is no direct financial or competitive effect upon our business as a result of any need to comply with any federal, state or local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment.

Number of Total Employees and Number of Full-Time Employees

We currently have two contractors directly involved in technical development work on the RC/DC Engine. We expect to hire additional employees for those positions which we deem necessary to fill, as needs arise. Most additional employees are expected to be in technical and licensing/marketing positions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

We are a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam/Direct Charge Engine (the "RC/DC Engine").

As a development stage company, we devote most of our activities to establishing our business. Planned principal activities have not yet produced significant revenues and we have a working capital deficit. We have undergone mounting losses to date totaling $7,778,810 and further losses are expected until we complete a licensing agreement with a manufacturer and reseller. At April 30, 2006, we had working capital of $100,203. Our only assets are cash totaling $240,137 prepaid expenses, totaling $60,139. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to emerge from the development stage with respect to our planned principal business activity is dependent upon our successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for our products.

During 2006 and 2005, we raised a total of $1,158,200 pursuant to two private placements of an aggregate of 2,532,800 units. 1,032,800 units of the Company were issued at a purchase price of $0.25 per unit for total cash proceeds of $258,200. Each unit contains one share and one-half warrant. Each whole warrant may be exercised within one year of date of issuance to acquire one additional share at $0.35 per share. 1,500,000 Units were issued at a purchase price of $0.60 per Unit for total cash proceeds of $900,000. Each Unit consisted of one share common stock of the Company and one half warrant. Each whole warrant may be exercised to enable the investor to purchase one additional share of Common Stock at $0.80 within the first year of the date of issuance to the purchaser, and $1.00 within the second year of the date of issuance to the purchaser.

During the year, we also raised $53,313 from the exercise of 212,000 stock options, and $142,240 from the exercise of 406,400 share purchase warrants. During the fiscal year ended April 30, 2005, we raised $29,750 from the exercise of 133,750 stock options, and $34,624 from the exercise of 173,120 share purchase warrants. These funds raised do not provide enough working capital to fund ongoing operations for the next twelve months. We may also raise additional funds through the exercise of warrants and stock options.

Results of operations for the year ended April 30, 2006 (“2006”) compared to the year ended April 30, 2005 (“2005”)

There were no revenues from product licensing during 2006 and 2005.

The net loss in 2006 increased by $470,469 to $1,055,358 compared to $584,889 in 2005. The increase was due to an increase of $620,025 in general and administrative expenses. The increase in administrative expenses was mainly due to an increase in stock-based compensation of $101,489 to $124,793 in 2006 from $23,304 in 2005 and an increase in consulting fees of $153,220 to $329,922 in 2006 from $176,702 in 2005, and an increase in investor relations expenses of $381,890 to $467,009 in 2006 from $85,119 in 2005. The majority of prototype construction and testing costs continues to be borne by potential licensees and manufacturers. See above progress reports for research and development activity conducted during the year.

Results of operations for the six months ended October 31, 2006 (“Q22006”), compared to the two months ended six 31, 2005 (“Q22005”)

There were no revenues from product licensing during the periods.

The net loss in Q22006 increased by $74,543 to $479,778 compared to $405,235 in Q22005. General and administrative expenses increased by $7,995 to $369,499 from $361,504 in 2005. Research and development expenses increased by $66,548 to $110,279 compared to $43,731 in Q22005.

Liquidity and Capital Resources

During 2006, we financed our operations mainly through proceeds of $195,553 from the exercise of stock options and share purchase warrants, as well as net proceeds of $881,088 from the completion of a private placement offering.

We received funding in 2006 from our affiliated companies (common officers and directors) and our 12% shareholder, Rand Energy Group, Inc. (“Rand”) and Reg Technologies Inc., the controlling shareholder of Rand Energy Group, Inc. The total amount owing to related parties is $143,258 or 72% of total current liabilities as at April 30, 2006. The balances owing to related parties are non-interest bearing, unsecured and repayable on demand. Our affiliated companies have indicated that they will not be demanding repayment of these funds during the next fiscal year and will advance, or pay expenses on behalf of, further funds if needed.

As at April 30, 2006, we had working capital of $100,203. We receive interim support from our ultimate parent company and plan to raise additional funds from equity financing which is yet to be negotiated. We also plan to raise funds through loans from a major shareholder (Rand). Rand owns 3,205,986 shares and plans to sell shares as needed to meet our ongoing funding requirements if traditional equity sources of financing prove to be insufficient.

During the six months ended October 31, 2006, we financed our operations mainly by receiving support from related parties in the amount of $142,738 and by selling shares of the Company’s common stock for proceeds of $47,478. These amounts are non-interest bearing, unsecured and repayable on demand. The related parties have indicated that they will advance further funds if needed.

Off Balance Sheet Arrangements

As of November 16, 2006 and the date of this SB-2 we have no off balance sheet transactions that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

We believe that the above discussion contains a number of forward-looking statements. Our actual results and our actual plan of operations may differ materially from what is stated above.

DESCRIPTION OF PROPERTY

We own no properties. We currently utilize office space leased by our parent company, Reg Tech, in a commercial business park building located in Richmond, British Columbia, Canada, a suburb of Vancouver. We pay no monthly rent for our portion of this office space. We also utilize office space in Spokane, Washington, in a commercial business park building, for marketing purposes. The monthly rent for this office space is $320.28. The present facilities are believed to be adequate for meeting our needs for the immediate future. However we expect that we will likely acquire separate space when the level of business activity requires us to do so. We do not anticipate that we will have any difficulty in obtaining such additional space at favorable rates. There are no current plans to purchase or lease any properties in the near future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to the August 1992 Agreement we issued 5,700,000 shares of our common stock at a deemed value of $0.01 per share to Rand Energy Group Inc., a privately held British Columbia corporation ("RAND") in exchange for certain valuable rights, technology, information, and other tangible and intangible assets relating to the United States rights to the Original Engine. RAND is owned 51% by Reg Technologies Inc., a British Columbia corporation listed on the TSX Venture Exchange ("Reg Tech"), and 49% by Rand Cam Engine Corp. Reg Tech's President is also our President and its Vice President is also Vice President of the Company.

We also agreed to pay semi-annually to RAND a royalty of 5% of any net profits to be derived by us from revenues received as a result of its license of the Original Engine.

In the April 1993 Agreement, an amendment to a previous Amendment Agreement dated November 23, 1992, between RAND, Reg Tech and Brian Cherry (a former officer and director) and an original agreement dated July 30, 1992, between RAND, Reg Tech and Brian Cherry, Cherry agreed to: (a) sell, transfer and assign to RAND all his right, title and interest in and to the technology related to the RC/DC Engine, including all pending and future patent applications in respect of the Technology for all countries except the United States of America, together with any improvements, changes or other variations to the Technology; (b) sell, transfer and assign to us (then called Sky Technologies Inc.), all his right, title and interest in and to the Technology, including all pending and future patent applications in respect of the Technology for the United States of America, together with any improvements, changes or other variations to the Technology.

Other provisions of the April 1993 Agreement call for us (a) to pay to RAND a continuing royalty of 5% of the net profits derived from the Technology by us and (b) to pay to Brian Cherry a continuing royalty of 1% of the net profits derived from the Technology by us.

A final provision of the April 1993 Agreement assigns and transfers ownership to us of any patents, inventions, copyrights, know-how, technical data, and related types of intellectual property conceived, developed or created by RAND or its associated companies either prior to or subsequent to the date of the agreement, which results or derives from the direct or indirect use of the Original Engine and/or RC/DC Engine technologies by RAND.

The terms of the agreements referenced above were negotiated by the parties in non-arm's-length transactions but were deemed by the parties involved to be fair and equitable under the circumstances existing at the time.

We are controlled by Rand Energy Group Inc., a privately held British Columbia corporation ("RAND"), which, in turn, is controlled 51% by Reg Technologies Inc., a publicly held British Columbia corporation ("Reg Tech") and 49% by Rand Cam Engine Corp. SMR Investment Ltd., a British Columbia corporation, holds a controlling interest in Reg Technologies Inc. Since May 1977, our President and CEO, Mr. Robertson, has been President and a member of the Board of Directors of SMR Investments Ltd. Susanne M. Robertson, Mr. Robertson's wife, owns SMR Investment Ltd. Rand Cam Engine Corp. is a privately held company whose stock is reportedly majority owned and controlled by James McCann and the balance by several other shareholders.

The Company entered into an agreement with a professional law firm (the “Law Firm”) in which a partner of the firm, James Vandeberg, is an Officer and Director of the Company. The Company agreed to pay a cash fee equal to 5% of any financings with parties introduced to the Company by the Law Firm. The Company also agreed to pay an equity fee equal to 5% of the equity issued by the Company to parties introduced by the Law Firm, in the form of options, warrants or common stock. During the six months ended October 31, 2006, fees in the aggregate of $48,048 (2005 - $1,575) for legal services have been paid to the Law Firm, and during the year ended April 30, 2006, fees in the aggregate of $12,201 (2005 - $6,167) for legal services were paid to the Law Firm.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is a limited public market for our common stock which currently trades on the OTC Bulletin Board under the symbol "RGUS.OB" where it has been traded since September 21, 1994. The common stock has traded between $0.035 and $6.75 per share since that date.

The following table sets forth the high and low prices for our common stock as reported on the Bulletin Board for the quarters presented. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not reflect actual transactions.

		Bid Price	Asked Price
	High $	Low $	High $	Low $
Quarter Ended April 30, 2004	.32	.19	.37	.20
Quarter Ended July 31, 2004	.27	.15	.29	.16
Quarter Ended October 31, 2004	.4	.24	.425	.285
Quarter Ended January 31, 2005	2.21	.33	2.28	.34
Quarter Ended April 30, 2005	1.07	.369	1.1	.04
Quarter Ended July 31, 2005	.82	.35	1.00	.40
Quarter Ended October 31, 2005	.95	.54	.97	.57
Quarter Ended January 31, 2006	.85	.41	.88	.47
Quarter Ended April 30, 2006	2.50	.48	2.53	.51
Quarter Ended July 31, 2006	2.58	1.17	2.6	1.2
Quarter Ended October 31, 2006	2.14	0.85	2.18	0.88

(Information provided by OTCBB. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

As of January 15, 2007 there were 26,016,208 shares of common stock outstanding, held by 240 shareholders of record.

EXECUTIVE COMPENSATION

No executive officer had an annual salary and bonus in excess of $100,000 during the past fiscal year. Mr. Robertson received no compensation from us in fiscal year 2006.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) (#)	Securities Under- lying Options/ SARs (#)	LTIP (2) Payout ($)	All Other Compensation ($)
John G. Robertson, President and CEO	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	30,000 30,000 36,000 (3)	Nil Nil Nil	570,000 Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

"SARS" or "stock appreciation right" means a right granted by US, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of our publicly traded securities.

(2)

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3)

Access Information Services, Inc., a Washington corporation which is owned and controlled by the Robertson Family Trust, received or is to receive $2,500 per month from us for management services provided to us. Mr. Robertson is a trustee of the Robertson Family Trust.

On March 31, 1994, we entered into a management agreement with Access Information Services, Inc., a Washington corporation, which is owned and controlled by the Robertson Family Trust. We retained Access at the rate of $2,500 per month to provide certain management, administrative, and financial services

We may in the future create retirement, pension, profit sharing, insurance and medical reimbursement plans covering our Officers and Directors. At the present time, no such plans exist. No advances have been made or are contemplated by us to any of our Officers or Directors. Directors receive no compensation for their service as such. Compensation of officers and directors is determined by our Board of Directors and is not subject to shareholder approval.

The following table sets forth certain information with respect to options exercised during the fiscal year ended April 30, 2006 by our Chief Executive Officer, and with respect to unexercised options held by our Chief Executive Officer at the end of fiscal 2006.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR END OPTION VALUES

Name	Shares Acquired On Exercise (#)	Value realized ($)	Number of Unexercised Options at Years End Exercisable / Unexercisable	Value of Unexercised Options at Year End (1) Exercisable / Unexercisable
John G. Robertson	-0-	-0-	570,000 / 0	$1,088,700 / -0-

(1) The calculation of the value of unexercised options is based on the difference between the last sale price of $2.11 per share for our common stock on April 28, 2006 and the exercise price of each option (then $0.20), multiplied by the number of shares covered by the option.

We do not have any Long Term Incentive Plans.

We do not have any employment contracts, termination of employment and change of control arrangements.

CHANGES IN AND DISAGREEEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company has not changed its accountants.

The Company has had no disagreements with its accountants on accounting and financial disclosure.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Articles of Incorporation provide that the Company shall indemnify to the fullest extent permitted by the Oregon Business Corporation Act any person who is made, or threatened to be made, a party to any action, suit or proceeding, whether civil, criminal, administrative, investigative, or otherwise (including an action, suit or proceeding by or in the right of the corporation) by reason of the fact that the person is or was a director or officer of the corporation or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the corporation, or serves or served at the request of the corporation as a director or officer, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise. The right to and amount of indemnification shall be determined in accordance with the provisions of the Oregon Business Corporation Act in effect at the time of the determination.

The Oregon Revised Statutes provides for indemnification where a person who was or is a party or is threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative (other than action by or in right of a corporation), by reason of fact he is or was a Director, Officer, employee or agent of a corporation or serving another corporation at the request of the corporation, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement, actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to criminal action or proceeding, had no reasonable cause to believe his conduct unlawful. Lack of good faith is not presumed from settlement or nolo contendere plea. Indemnification of expenses (including attorneys' fees) is allowed in derivative actions except in the case of misconduct in performance of duty to the corporation unless the Court decides indemnification is proper. To the extent any such person succeeds on the merits or otherwise, he shall be indemnified against expenses (including attorneys' fees). Determination that the person to be indemnified met applicable standards of conduct, if not made by the Court, is made by the Board of Directors by majority vote of quorum consisting of the Directors not party to such action, suit or proceeding or, if a quorum is not obtainable or a disinterested quorum so directs, by independent legal counsel or by the stockholders. Expenses may be paid in advance upon receipt of undertakings to repay unless it shall ultimately be determined that he is entitled to be indemnified by the corporation. The Corporation may purchase indemnity insurance.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Costs of Closing the Transaction

At the initial closing of the transaction on November 14, 2006, we paid $15,000 to cover the fees and expenses of Investor's counsel. As additional consideration for the Securities Purchase Agreement, we granted Investor a warrant to purchase up to 1,000,000 shares of common stock at a price of $1.30 per share at any time prior to November 14, 2011.

Underwriting Compensation and Expenses

Investor will purchase shares under the stock purchase agreement at a price equal to 15% of the volume-weighted average daily price of our common stock reported on the OTC Bulletin Board, for each day in the pricing period with respect to each draw down request.

We also issued to Investor a warrant to purchase 1,000,000 shares of our common stock at an exercise price of $1.30. The warrant expires November 14, 2011.

In addition, we are obligated to pay Placement Agent, as compensation for its services as Investor's placement agent, a cash fee equal to 5% of the gross proceeds received from Investor under the stock purchase agreement for draw downs under Securities Purchase Agreement. The placement agent compensation to Placement Agent will depend on the amount of financing that we are able to obtain under the stock purchase agreement, up to a maximum of approximately $500,000 if we obtain the entire $10,000,000 in financing. We also issued to Placement Agent a warrant to purchase 640,000 shares of our common stock at an exercise price of $1.30. The warrant expires November 14, 2011.

RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding the issuance and sales of our securities without registration during the last three fiscal years. No such sales involved the use of an underwriter.

On December 24, 2004, the Company closed a private placement offering for subscriptions of 1,032,800 units of the Company at a purchase price of $0.25 per unit for total cash proceeds of $258,200. Each unit consisted of one common stock of the Company and one-half non-transferable share purchase warrant. Each whole warrant may be exercised within one year of the date of issuance to the purchaser at a price of $0.35. This offering was exempt from registration under Rule 506 and Section 4(2) of the Securities Act of 1933, as amended (the "Act"). Each certificate representing securities issued to the investors in this private placement bears a legend restricting transfer. In addition, if the exemptions under Rule 506 under and Section 4(2) of the Act are not available, the sales to non-U.S. residents were exempt pursuant to Regulation S under the Act.

On April 26, 2006, we closed private placement offering for subscriptions of an aggregate of 1,500,000 Units at $0.60 per Unit for total cash proceeds of $900,000. Each Unit consisted of one share common stock of the Company and one-half warrant. Each whole warrant may be exercised to enable the investor to purchase one additional share of common stock at $0.80 within the first year of the date of issuance to the purchaser, and $1.00 within the second year of the date of issuance to the purchaser. This offering was exempt from registration under Rule 506 and Section 4(2) of the Securities Act of 1933, as amended (the "Act"). Each certificate representing securities issued to the investors in this private placement bears a legend restricting transfer. In addition, if the exemptions under Rule 506 under and Section 4(2) of the Act are not available, the sales to non-U.S. residents were exempt pursuant to Regulation S under the Act.

UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

(a) To include any Prospectus required by Section 10(a) (3) of the Securities Act of 1933;

(b)

To reflect in the Prospectus any facts or events which arising after the effective of the registration statement (or the most recent post-effective amendment) or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and,

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a registration statement relating to the securities therein, and the offering of such securities that time shall be deemed to be the initial bona offering thereof.

(3)	remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, proxy and information statements, and other information with the Commission. Reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 100 F. Street N. E., Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that filed electronically with the Commission at http://www.sec.gov.

No person has been authorized to give any information or to make any representation other than as contained or incorporated by reference in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale of common stock made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered by this Prospectus to any person or by anyone in any jurisdiction in which it is unlawful to make such an offer or solicitation.

SIGNATURES

In accordance with the requirements of the Securities Act, REGI U.S., Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Prospectus on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Province of British Columbia, Canada, on the 16th day of January, 2007.

REGI U.S., INC.

By:	/s/ John Robertson
John Robertson
President, Director, CEO

In accordance with the requirements of the Securities Act, this Prospectus has been signed by the following persons in the capacities and on the dates stated.

SIGNATURES	TITLE	DATE

/s/ John Robertson	President, Director, CEO	January 16, 2007
John Robertson

/s/ Jennifer Lorette	Director, Vice President	January 16, 2007
Jennifer Lorette

/s/ James Vandeberg	Director, CFO, Principal	January 16, 2007
James Vandeberg	Accounting Officer,

EXHIBITS

Number	Description
4.1*	REGI U.S., Inc. Common Stock Purchase Warrant to Dresden Investments Ltd. dated November 14, 2006
5.1	Legal Opinion and Consent by The Otto Law Group, PLLC
10.1*	Securities Purchase Agreement between REGI U.S, Inc. and Dresden Investments Ltd. dated November 14, 2006
10.2*	Registration Rights Agreement between REGI U.S, Inc. and Dresden Investments Ltd. dated November 14, 2006
23.1	Consent of Independent Auditors - Smythe Ratcliffe LLP
23.2	Consent of Independent Auditors - Manning Elliott LLP
23.3	Consent of The Otto Law Group, PLLC (included in Exhibit 5.1)

*These documents have been filed as exhibits to the Company’s Form 8-K dated November 24, 2006.

FINANCIAL STATEMENTS

Our audited consolidated financial statements as of April 30, 2006 and for the period from July 27, 1992 (Date of Inception), to April 30, 2006, and our unaudited consolidated financial for the six month period ended October 31, 2006, and accumulated for the period from July 27, 1992 (Date of Inception), to October 31, 2006, follow as pages F-1 through F-16, and F-1 through F-8.

Financial Statements - April 30, 2006 and 2005

Financial Statements – October 31, 2006 (unaudited)

REGI U.S., Inc.
(A Development Stage Company)

April 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE DIRECTORS AND STOCKHOLDERS OF REGI U.S., INC.
(A Development Stage Company)

We have audited the accompanying balance sheet of REGI U.S., Inc. (A Development Stage Company) as at April 30, 2006 and the statements of operations, stockholders' equity and cash flows for the year then ended and the period from July 27, 1992 (date of inception) to April 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statements of operations, stockholders’ deficit, and cash flows from July 27, 1992 (date of inception) to April 30, 2005 were audited by other auditors whose report dated August 9, 2005 expressed an unqualified opinion, with an explanatory paragraph discussing the Company’s ability to continue as a going-concern. Our opinion on the statements of operations, stockholders’ deficit and cash flows from inception to April 30, 2006, insofar as it related to amounts for prior periods through April 30, 2005, is solely based on the reports of other auditors.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2006 and the results of its operations and its cash flows for the year then ended and the cumulative totals for the development stage of operations from July 27, 1992 (date of inception) through April 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going-concern. As discussed in note 1 to the financial statements, the Company has minimal revenues and limited capital, which together raise substantial doubt about its ability to continue as a going-concern. Management plans in regard to these matters are also described in note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
July 25, 2006

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
of REGI U.S., Inc.
(A Development Stage Company)

We have audited the accompanying balance sheets of REGI U.S., Inc. as of April 30, 2005 and 2004 and the related statements of operations, cash flows and stockholders’ deficit for the period from July 27, 1992 (Inception) to April 30, 2005 and the years ended April 30, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of REGI U.S., Inc., as of April 30, 2005 and 2004, and the results of its operations and its cash flows for the period from July 27, 1992 (Inception) to April 30, 2005 and the years ended April 30, 2005 and 2004, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a significant working capital deficit, has not generated any revenues and has accumulated operating losses since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Manning Elliott LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

August 9, 2005

REGI U.S., Inc.
(A Development Stage Company)
Balance Sheets
(expressed in U.S. dollars)

	April 30,	April 30,
	2006	2005
	$	$
ASSETS
Current Assets
Cash	240,137	–
Prepaid expenses	60,139	17,214
Total Assets	300,276	17,214

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Bank indebtedness	–	3,514
Accounts payable	33,515	78,077
Accrued liabilities	23,300	9,596
Due to related parties (Note 6(a))	143,258	137,650
Total Liabilities	200,073	228,837

Commitments (Note 7)
Stockholders’ Equity (Deficit)
Common Stock (Note 5):
50,000,000 shares authorized without par value; 25,839,125 shares issued and
outstanding (2005 - 23,720,725 shares)	6,915,482	5,838,841
Additional Paid-in Capital	262,281	125,488
Subscriptions Received	3,750	–
Donated Capital (Note 6)	697,500	547,500
Deficit Accumulated During the Development Stage	(7,778,810)	(6,723,452)
Total Stockholders’ Equity (Deficit)	100,203	(211,623)
Total Liabilities and Stockholders’ Equity (Deficit)	300,276	17,214

Approved by the Directors:

“John Robertson”
John Robertson - Director

“Jennifer Lorette”
Jennifer Lorette - Director

(The Accompanying Notes are an Integral Part of the Financial Statements)

REGI U.S., Inc.
(A Development Stage Company)
Statements of Operations
(expressed in U.S. dollars)

	Accumulated From
	July 27,1992
	(Date of Inception)	For the Year Ended
	to April 30,	April 30,
	2006	2006	2005
	$	$	$
Expenses
Amortization	130,533	–	5,292
General and administrative[1] (Note 6)	3,931,583	1,054,336	434,311
Impairment loss	72,823	–	72,823
Research and development (Note 6)	3,833,522	75,788	72,463
Operating Loss	7,968,461	1,130,124	584,889
Other Income
Accounts payable written-off (Note 4)	189,651	74,766	–
Net Loss for Year	7,778,810	1,055,358	584,889

Loss Per Share		(0.04)	(0.03)
Weighted Average Common Shares Outstanding		24,240,000	22,836,000

[1] Included in General and administrative:
Stock-based compensation	263,281	124,793	23,304
Amortization of deferred compensation	372,795	12,000	38,828

(The Accompanying Notes are an Integral Part of the Financial Statements)

REGI U.S., Inc.
(A Development Stage Company)
Statements of Stockholders’ Equity (Deficit)
From July 27, 1992 (Date of Inception) to April 30, 2006
(expressed in U.S. dollars)

							Deficit
							Accumulated	Total
				Common			During the	Stockholders’
			Paid-in	Stock	Donated	Deferred	Development	Equity
	Shares	Amount	Capital	Subscribed	Capital	Compensation	Stage	(Deficit)
	#	$	$	$	$	$	$	$
Balance – July 27, 1992 (date of
inception)	–	–	–	–	–	–	–	–
Stock issued for intellectual
property at $0.001 per share	5,700,000	57,000	–	–	–	–	–	57,000
Stock issued for cash	300,000	3,000	–	–	–	–	–	3,000
Net loss	–	–	–	–	–	–	(23,492)	(23,492)
Balance – April 30, 1993	6,000,000	60,000	–	–		–	(23,492)	36,508
Stock issued for cash pursuant to a
public offering	500,000	500,000	–	–	–	–	–	500,000
Net loss	–	–	–	–	–	–	(394,263)	(394,263)
Balance – April 30, 1994	6,500,000	560,000	–	–		–	(417,755)	142,245
Stock issued for cash pursuant to:
Options exercised	10,000	1,000	–	–	–	–	–	1,000
Private placement	250,000	562,500	–	–	–	–	–	562,500
Warrants exercised	170,200	213,000	–	–	–	–	–	213,000
Net loss	–	–	–	–	–	–	(1,225,743)	(1,225,743)
Balance – April 30, 1995	6,930,200	1,336,500	–	–	–	–	(1,643,498)	(306,998)
Stock issued for cash pursuant to:
Options exercised	232,500	75,800	–	–	–	–	–	75,800
Warrants exercised	132,200	198,300	–	–		–	–	198,300
A private offering	341,000	682,000	–	–	–	–	–	682,000
Net loss	–	–	–	–	–	–	(796,905)	(796,905)
Balance – April 30,1996	7,635,900	2,292,600	–	–	–	–	(2,440,403)	(147,803)
Stock issued for cash pursuant to:
Options exercised	137,000	13,700	–	–	–	–	–	13,700
Warrants exercised	185,400	278,100	–	–	–	–	–	278,100
Private placements	165,000	257,500	–	–	–	–	–	257,500
Net loss	–	–	–	–	–	–	(510,184)	(510,184)
Balance – April 30, 1997	8,123,300	2,841,900	–	–	–	–	(2,950,587)	(108,687)
Stock issued for cash pursuant to:
Options exercised	50,000	5,000	–	–	–	–	–	5,000
A units offering	500,000	500,000	–	–	–	–	–	500,000
Stock issued for acquisition of
AVFS rights	400,000	288,251	–	–	–	–	–	288,251
Stock issued for financial
consulting services	125,000	170,250	–	–	–	–	–	170,250
Stock issued to settle an accrued
liability	50,000	25,000	–	–	–	–	–	25,000
Net loss	–	–	–	–	–	–	(580,901)	(580,901)
Balance – April 30, 1998	9,248,300	3,830,401	–	–	–	–	(3,531,488)	298,913

(The Accompanying Notes are an Integral Part of the Financial Statements)

REGI U.S., Inc.
(A Development Stage Company)
Statements of Stockholders’ Equity (Deficit)
From July 27, 1992 (Date of Inception) to April 30, 2006
(expressed in U.S. dollars)

							Deficit
							Accumulated	Total
				Common			During the	Stockholders’
			Paid-in	Stock	Donated	Deferred	Development	Equity
	Shares	Amount	Capital	Subscribed	Capital	Compensation	Stage	(Deficit)
	#	$	$	$	$	$	$	$
Balance – April 30, 1998	9,248,300	3,830,401	–	–	–	–	(3,531,488)	298,913
Stock issued for financial
consulting services	100,000	71,046	–	–	–	–	–	71,046
Net loss	–	–	–	–	–	–	(397,924)	(397,924)
Balance – April 30, 1999	9,348,300	3,901,447	–	–	–	–	(3,929,412)	(27,965)
Stock issued for cash pursuant to:
A private placement	852,101	639,075	–	–	–	–	–	639,075
Cash commission paid	–	(47,607)	–	–	–	–	–	(47,607)
Warrants exercised	17,334	17,334	–	–	–	–	–	17,334
Stock-based compensation	–	–	15,417	–	–	–	–	15,417
Net loss	–	–	–	–	–	–	(413,495)	(413,495)
Balance – April 30, 2000	10,217,735	4,510,249	15,417	–	–	–	(4,342,907)	182,759
Stock issued for cash pursuant to
warrants exercised	4,000	2,000	–	–	–	–	–	2,000
Stock-based compensation	–	–	18,500	–	–	–	–	18,500
Stock to be issued	–	–	–	72,000	–	–	–	72,000
Net loss	–	–	–	–	–	–	(808,681)	(808,681)
Balance – April 30, 2001	10,221,735	4,512,249	33,917	72,000	–	–	(5,151,588)	(533,422)
Stock issued for cash pursuant to a
private placement	1,066,200	266,550	–	(72,000)	–	–	–	194,550
Amount receivable	–	(3,000)	–	–	–	–	–	(3,000)
Stock-based compensation	–	–	3,083	–	–	–	–	3,083
Net loss	–	–	–	–	–	–	(156,090)	(156,090)
Balance - April 30, 2002	11,287,935	4,775,799	37,000	–	–	–	(5,307,678)	(494,879)
Stock issued to settle debt (Note 6)	6,100,000	305,000	–	–	–	–	–	305,000
Stock issued for services	250,000	16,500	–	–	–	–	–	16,500
Stock issued for convertible
debenture	50,000	5,000	–	–	–	–	–	5,000
Stock to be issued
	–	–	–	25,968	–	–	–	25,968
Donated consulting services	–	–	–	–	187,500	–	–	187,500
Net loss	–	–	–	–	–	–	(220,972)	(220,972)

Balance – April 30, 2003	17,687,935	5,102,299	37,000	25,968	187,500	–	(5,528,650)	(175,883)

(The Accompanying Notes are an Integral Part of the Financial Statements)

REGI U.S., Inc.
(A Development Stage Company)
Statements of Stockholders’ Equity (Deficit)
From July 27, 1992 (Date of Inception) to April 30, 2006
(expressed in U.S. dollars)

							Deficit
							Accumulated	Total
				Common			During the	Stockholders’
			Paid-in	Stock	Donated	Deferred	Development	Equity
	Shares	Amount	Capital	Subscribed	Capital	Compensation	Stage	(Deficit)
	#	$	$	$	$	$	$	$
Balance – April 30, 2003	17,687,935	5,102,299	37,000	25,968	187,500	–	(5,528,650)	(175,883)
Donated consulting services	–	–	–	–	210,000	–	–	210,000
Stock issued for cash pursuant to a
private placement	173,120	25,968	–	(25,968)	–	–	–	–
Stock issued for cash pursuant to:
Warrants exercised	550,000	86,000	–	–	–	–	–	86,000
Stock options exercised	100,000	20,000	–	–	–	–	–	20,000
Stock-based compensation	–	–	78,184	–	–	(78,184)	–	–
Stock issued for services	400,000	92,000	–	–	–	(92,000)	–	–
Stock issued to settle debt	3,320,000	166,000	–	–	–	–	–	166,000
Deferred compensation	–	–	–	–	–	142,355	–	142,355
Net loss	–	–	–	–	–	–	(609,913)	(609,913)
Balance – April 30, 2004	22,231,055	5,492,267	115,184	–	397,500	(27,829)	(6,138,563)	(161,441)
Stock issued for services	150,000	24,000	–	–	–	(24,000)	–	–
Stock issued for cash pursuant to:
Options exercised	133,750	29,750	–	–	–	–	–	29,750
Warrants exercised	173,120	34,624	–	–	–	–	–	34,624
Private placement	1,032,800	258,200	–	–	–	–	–	258,200
Stock-based compensation	–	–	23,304	–	–	–	–	23,304
Donated consulting services	–	–	–	–	150,000	–	–	150,000
Deferred compensation	–	–	–	–	–	38,829	–	38,829
Net loss	–	–	–	–	–		(584,889)	(584,889)
Balance - April 30, 2005	23,720,725	5,838,841	138,488	–	547,500	(13,000)	(6,723,452)	(211,623)
Re-class deferred compensation to
additional paid in capital	–	–	(13,000)	–	–	13,000	–	–
Stock issued for cash pursuant to:
Options exercised	212,000	53,313	–	–	–	–	–	53,313
Warrants exercised	406,400	142,240	–	–	–	–	–	142,240
Private placement	1,500,000	881,088	–	–	–	–	–	881,088
Common stock subscribed	–	–	–	3,750	–	–	–	3,750
Stock-based compensation	–	–	124,793	–	–	–	–	124,793
Deferred compensation	–	–	12,000	–	–	–	–	12,000
Donated consulting services	–	–	–	–	150,000	–	–	150,000
Net loss	–	–	–	–	–	–	(1,055,358)	(1,055,358)
Balance – April 30, 2006	25,839,125	6,915,482	262,281	3,750	697,500	–	(7,778,810)	100,203

(The Accompanying Notes are an Integral Part of the Financial Statements)

REGI U.S., Inc.
(A Development Stage Company)
Statements of Cash Flows
(expressed in U.S. dollars)

	From
	July 27, 1992
	(Date of Inception)	For the Year Ended
	to April 30,	April 30,
	2006	2006	2005
	$	$	$

Operating Activities

Net loss	(7,778,810)	(1,055,358)	(584,889)

Adjustments to reconcile net loss to net cash used
in operating activities
Accounts payable written-off	(189,651)	(74,766)	–
Amortization	130,533	–	5,292
Impairment loss	72,823	–	72,823
Stock-based compensation	263,281	124,793	23,304
Amortization of deferred compensation	372,795	12,000	38,828
Donated services	697,500	150,000	150,000
Intellectual property written-off	578,509	–	–

Changes in operating assets and liabilities
Accounts receivable	(3,000)	–	–
Prepaid expense	(60,139)	(42,925)	(17,214)
Accounts payable and accrued liabilities	254,622	43,908	1,423

Cash Used in Operating Activities	(5,661,537)	(842,348)	(310,433)

Investing Activities

Patent protection costs	(38,197)	–	(13,250)
Purchase of property, plant and equipment	(198,419)	–	–

Cash Used in Investing Activities	(236,616)	–	(13,250)

Financing Activities

Increase (decrease) in bank indebtedness	–	(3,514)	381
Advance from related parties	431,105	5,608	728
Proceeds from convertible debenture	5,000	–	–
Proceeds from the sale of common stock	5,672,467	1,076,641	322,574
Subscriptions received	29,718	3,750	–

Cash Provided by Financing Activities	6,138,290	1,082,485	323,683

Increase In Cash and Cash Equivalents	240,137	240,137	–

Cash and Cash Equivalents - Beginning of Period	–	–	–

Cash and Cash Equivalents - End of Period	240,137	240,137	–

Non-Cash Investing and Financing Activities

Shares issued to settle debt	496,000	–	–
Shares issued for convertible debenture	5,000	–	–
Shares issued for intellectual property	345,251	–	–
Consulting services reflected as donated capital	697,500	150,000	150,000
Affiliate’s shares issued for intellectual property	200,000	–	–

Supplemental Disclosures

Interest paid	–	–	–
Income tax paid	–	–	–

(The Accompanying Notes are an Integral Part of the Financial Statements)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

REGI U.S., Inc. (the “Company”) was incorporated in the state of Oregon, U.S.A. on July 27, 1992.

The Company is a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam/Direct Charge Engine (the “RC/DC Engine”). The world- wide marketing and intellectual rights, other than in the U.S., are held by Reg Technologies, Inc. (“Reg”), a major shareholder who owns 13% of the Company’s issued and outstanding stock and controls the Company. The Company owns the U.S. marketing and intellectual rights and has a project cost sharing agreement, whereby it will fund 50% of the further development of the RC/DC Engine and Reg will fund 50%.

In a development stage company, management devotes most of its activities to establishing a new business. Planned principal activities have not yet produced any revenues and the Company has suffered recurring operating losses as is normal in development stage companies. The Company has accumulated losses of $7,778,810 since inception. These factors raise substantial doubt about the Company’s ability to continue as a going-concern. The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

The Company plans to raise funds through loans from Rand Energy Group Inc. (“Rand”), a private company with officers and directors in common with the Company. Further, Rand owns approximately 12% of the shares of the Company, and may sell shares as needed to meet ongoing funding requirements if traditional equity sources of financing prove to be insufficient. The Company also receives interim support from affiliated companies and plans to raise additional capital through debt and/or equity financings. There continues to be insufficient funds to provide enough working capital to fund ongoing operations for the next twelve months. The Company may also raise additional funds through the exercise of warrants and stock options, if exercised.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of Presentation

These financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in U.S. dollars. The Company is a development stage company, as defined by Statement of Financial Accounting Standard (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises”.

	(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

	(c)	Financial Instruments

(i)           Fair Value

The carrying values of cash, accounts payable, accrued liabilities and due to related parties approximate their fair values because of the short-term maturity of these financial instruments.

(ii)          Interest Rate Risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(iii)         Credit Risk

The Company’s financial asset that is exposed to credit risk consists primarily of cash. To manage the risk, cash is placed with major financial institutions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Financial Instruments (Continued)

(iv)	Currency Risk

The Company’s functional and reporting currency is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

(d)	Intangible Assets

Intangible assets represent legal costs incurred in establishing patents. These costs are being amortized on a straight-line basis over 20 years. The useful life of the patent is determined by management and is not to exceed the legal life. No amortization is provided on capitalized patent costs until such time as the patent has been granted. Intangible assets previously recorded were written off as impairment loss in 2005. Legal costs incurred for patents are charged to operations as part of research and development.

(e)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109, “Accounting for Income Taxes”, as of its inception. Pursuant to SFAS No. 109, the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

(f)	Research and Development

The Company is in the development stage and all costs relating to research and development are charged to operations as incurred.

(g)	Stock-Based Compensation

Prior to May 1, 2005, the Company accounted for stock-based awards under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, using the intrinsic value method of accounting, under which compensation expense was only recognized if the exercise price of the Company’s employee stock options was less than the market price of the underlying common stock on the date of grant.

Effective May 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123R, “Share-Based Payments”, using the modified retrospective transition method.

The pro forma information is as follows:

April 30,
2005
$

Net loss — as reported	(584,889)
Add: Stock-based compensation expense included in net loss — as
reported	23,304
Deduct: Stock-based compensation expense determined under fair
value method	(25,884)

Net loss — pro forma	(587,469)

Loss per share – basic and diluted — as reported	(0.03)
Loss per share – basic and diluted — pro forma	(0.03)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Stock-Based Compensation (Continued)

The fair value for options granted was estimated at the date of grant using the Black-Scholes option pricing model and the weighted average fair value of stock options granted during the year ended April 30, 2006, was $0.44 (2005 - $0.36). During the year ended April 30, 2006, the Company recorded stock-based compensation of $124,793 (2005 - $23,304) as general and administrative expense. At April 30, 2006, the Company had $316,472 of total unrecognized compensation cost related to non-vested stock options held by employees, which will be recognized over future periods.

The weighted average assumptions used are as follows:

	April 30, 2006	April 30, 2005
Expected dividend yield	0%	0%
Risk-free interest rate	3.89%	2.44%
Expected volatility	123%	172%
Expected option life (in years)	2.04	1.36

Option pricing models require the input of highly subjective assumptions including the expected price volatility. The subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock option.

(h)	Basic and Diluted Income (Loss) per Share

The Company computes income (loss) per share in accordance with SFAS No. 128, “Earnings per Share”. SFAS 128 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of common shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

(i)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 153, “Exchanges of Non- Monetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Non- Monetary Transactions”, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for non- monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard will not have a material effect on the Company’s results of operations or financial position.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Recent Accounting Pronouncements (Continued)

The FASB has also issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, and SFAS No. 156, “Accounting for Servicing of Financial Assets”, but they will not have any relationship to the operations of the Company. Therefore, a description and its impact for each on the Company’s operations and financial position have not been disclosed.

(j)	Reclassification

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation.

3.	INTANGIBLE ASSETS

(a)

Pursuant to an agreement dated August 20, 1992, the Company acquired the U.S. rights to the original Rand Cam-Engine from Rand by issuing 5,700,000 shares at a fair value of $0.01 per share. The Company will pay Rand and the original owner a net profit royalty of 5% and 1%, repecitively. The $57,000 was charged to operations as research and development.

(b)

Pursuant to a letter of understanding dated December 13, 1993 between the Company, Rand and Reg (collectively called the grantors) and West Virginia University Research Corporation (“WVURC”), the grantors have agreed that WVURC shall own 5% of all patented technology with regards to Rand-Cam Engine technology and Direct-Charge Engine technology and will receive 5% of all net profits from sales, licences, royalties or income derived from the patented technology.

4.	ACCOUNTS PAYABLE

Long outstanding accounts payable in the amount of $74,766 was determined to be no longer payable and was written-off during the 2006 year.

5.	COMMON STOCK

(a)	Private Placements

(i)

During the year ended April 30, 2006, the Company issued 1,500,000 units at $0.60 per unit for proceeds of $881,088, net of commissions of $18,912, pursuant to a private placement. Each unit consists of one share of common stock and one-half warrant. Each whole warrant will enable the investor to purchase one additional share at an exercise price of $0.80 per share in the first year and $1 per share in the second year.

(ii)

On December 24, 2004, the Company closed a private placement offering for 1,032,800 units of the Company at a purchase price of $0.25 per unit for total cash proceeds of $258,200. Each unit consisted of one common share of the Company and one-half non-transferable share purchase warrant. Each whole warrant may be exercised within one year of the date of issuance to the purchaser at a price of $0.35 per share.

(b)	Stock Option Plan

The Company has a Stock Option Plan to issue up to 2,500,000 shares to certain key directors and employees, approved April 30, 1993 and amended December 5, 2000. Pursuant to the Plan, the Company has granted stock options to certain directors and employees.

All options granted by the Company have the following vesting schedule:

(i) Up to 25% of the option may be exercised at any time during the term of the option, such initial exercise is referred to as the “First Exercise”.

(ii) The second 25% of the option may be exercised at any time after 90 days from the date of First Exercise, such second exercise is referred to as the “Second Exercise”.

5.	COMMON STOCK (Continued)

(b)	Stock Option Plan (Continued)

	(iii)	The third 25% of the option may be exercised at any time after 90 days from the date of Second Exercise, such second exercise is referred to as the “Third Exercise”.

	(iv)	The fourth and final 25% of the option may be exercised at any time after 90 days from the date of the Third Exercise.

On May 27, 2005, the Company granted 75,000 stock options to consultants exercisable at $0.45 per share, up to May 27, 2010. On April 21, 2006, the Company granted 75,000 stock options to a consultant exercisable at $2.20 per share, up to April 21, 2011. The weighted average grant date fair value of these 150,000 stock options granted to non-employees pursuant to the Plan was $1.32 per share. During the year ended April 30, 2006, the Company charged stock-based compensation expense of $63,571 to operations for the vested fair value of these stock options in accordance with SFAS No. 123.

On May 27, 2005, the Company granted 50,000 stock options to an officer of the Company exercisable at $0.45 per share, up to May 27, 2010. On March 9, 2006, the Company granted 570,000 stock options to the President of the Company exercisable at $0.20 per share, up to March 15, 2007. The weighted average grant date fair value of these 620,000 stock options granted to non-employees pursuant to the Plan was $0.55 per share. During the year ended April 30, 2006, the Company charged stock-based compensation expense of $61,222 to operations for the vested fair value of these stock options in accordance with SFAS No. 123R.

The following table summarizes the continuity of the Company’s stock options:

		Weighted
		average exercise
	Number of	price
	Shares	$

Outstanding, April 30, 2004	1,900,000	0.50
Granted	246,500	0.50
Exercised	(133,750)	0.24
Expired	(400,000)	0.20

Outstanding, April 30, 2005	1,612,750	0.26
Granted	770,000	0.44
Expired	(645,000)	0.20
Exercised	(212,000)	0.25
Cancelled	(350,000)	0.36

Outstanding, April 30, 2006	1,175,750	0.37

5.	COMMON STOCK (Continued)

(b)	Stock Option Plan (Continued)

Additional information regarding options outstanding as at April 30, 2006 is as follows:

	Exercise	April 30,
Expiry Date	Price	2006	April 30, 2005

March 15, 2006	$0.20	–	570,000
April 12, 2006	$0.20	–	75,000
November 29, 2006	$0.20	37,500	75,000
March 15, 2007	$0.20	570,000	–
May 10, 2007	$0.20	75,000	337,500
August 1, 2008	$0.20	–	81,250
September 10, 2008	$0.25	150,000	150,000
December 2, 2008	$0.35	100,000	100,000
May 25, 2009	$0.25	24,500	36,500
September 30, 2009	$0.35	50,000	50,000
October 19, 2009	$0.30	–	25,000
November 9, 2009	$0.40	–	12,500
January 7, 2010	$0.75	–	100,000
May 27, 2010	$0.45	93,750	–
April 21, 2011	$2.20	75,000	–

Options outstanding		1,175,750	1,612,750

Options exercisable		173,750	589,250

Weighted average price for options exercisable		$0.43	$0.24

(c)	Performance Stock Plan

The Company has allotted 1,500,000 shares to be issued pursuant to a Performance Stock Plan approved and registered on June 27, 1997. There are no options currently granted pursuant to this plan.

(d)	Non-Cash Consideration

Shares issued for non-cash consideration to third parties were valued based on the fair market value of the services provided. During the year ended April 30, 2005, the Company issued a total of 150,000 shares of common stock for consulting services. These shares were issued at an aggregate fair value of $24,000 for services to be rendered over a two- year period. The Company charged $12,000 (2005 – $11,000) to operations for the pro-rata portion of services performed during the year ended April 30, 2006.

5.	COMMON STOCK (Continued)

(e)	Share Purchase Warrants

The following table summarizes the continuity of the Company’s warrants:

		Weighted
		average
	Number of	exercise price
	Shares	$
Balance, April 30, 2004	173,120	0.20
Issued	516,400	0.35
Exercised	(173,120)	0.20
Balance, April 30, 2005	516,400	0.35
Issued	750,000	0.80
Exercised	(406,400)	0.35
Expired	(110,000)	0.35
Balance, April 30, 2006	750,000	0.80

At April 30, 2006, the following share purchase warrants were outstanding:

	Exercise	April 30,	April 30,
Expiry Date	Price	2006	2005

December 30, 2005	$0.35	–	516,400
November 30, 2006/2007	$0.80/$1.00	325,000	–
April 26, 2007/2008	$0.80/$1.00	425,000	–

Warrants outstanding		750,000	516,400

(f)	As of April 30, 2006, the Company had received subscriptions of $3,750 upon the exercise of stock options for 18,750 shares issued subsequent to the period.

(g)	During the year ended April 30, 2006, the Company issued 212,000 shares upon the exercise of stock options for proceeds of $53,313.

(h)	During the year ended April 30, 2006, the Company issued 406,400 shares at $0.35 per share upon the exercise of warrants for proceeds of $142,240.

6.	RELATED PARTY TRANSACTIONS/BALANCES

(a)

At April 30, 2006, the Company is indebted to related parties for an aggregate of $143,258, which is unsecured, non- interest bearing and due on demand. Related parties consist of companies controlled or significantly influenced by the President of the Company.

(b)

The Company entered into an agreement with a professional law firm (the “Law Firm”) in which a partner of the firm is an Officer and Director of the Company. The Company agreed to pay a cash fee equal to 5% of any financings with parties introduced to the Company by the Law Firm. The Company also agreed to pay an equity fee equal to 5% of the equity issued by the Company to parties introduced by the Law Firm, in the form of options, warrants or common stock. During the year, fees in the aggregate of $12,201 (2005 - $6,167) for legal services have been paid to the Law Firm.

(c)

During the year ended April 30, 2006, the value of consulting services of $90,000 (2005 - $90,000) was contributed by the President, CEO and Director of the Company, charged to operations and treated as donated capital.

(d)

During the year ended April 30, 2006, the value of consulting services of $30,000 (2005 - $30,000) was contributed by the Vice President and Director of the Company, charged to operations and treated as donated capital.

6.	RELATED PARTY TRANSACTIONS/BALANCES (Continued)

(e)

During the year ended April 30, 2006, the value of consulting services of $30,000 (2005 - $30,000) was contributed by the CFO, COO and Director of the Company, charged to operations and treated as donated capital.

(f)	During the year ended April 30, 2006, rent of $4,797 (2005 - $4,367) was paid to a company having common officers and directors.

(g)	During the year ended April 30, 2006, project management fees of $30,000 (2005 - $22,500) were paid to a company having common officers and directors.

(h)

On June 14, 2005, the Company entered into a consulting agreement with Clearvision Inc. (the “Consulting Agreement”) for the provision of MediaBlitz!® campaign services to the Company, in consideration for 500,000 shares of the Company’s common stock at an agreed value of $0.70, which represented the market value of the stock at the closing date. These shares were provided to Clearvision by an affiliate, JGR Petroleum Inc. (“JGR”), a private company controlled by the President of the Company. JGR then received a cash reimbursement of $350,000 in respect of this transaction.

(i)

During the year ended April 30, 2006, the Company entered into an agreement with a consulting company to provide public relations, corporate communications, advisory and consulting services to the Company. In consideration of the services, the Company agreed to pay 48,000 common shares of the Company, which were provided by Rand. The Company recognized $25,920 upon payment of shares and the Company’s liabilities arising from this agreement are included in amounts due to related parties.

(j)	During the year ended April 30, 2006, the Company benefited from two arrangements entered into by Rand on behalf of the Company as follows:

(i)

Rand entered into an agreement with a consultant for investor relations whereby the consultant received an option to purchase from Rand 100,000 shares of the Company’s common stock at $0.75 per share. The option vested immediately and has a fair value of $62,366.

(ii)

Rand entered into an agreement with a consultant whereby the consultant was to arrange for the issuance of up to 750,000 units of the Company at $0.60 per unit, each unit consisting of one share of common stock and one-half share purchase warrant, with each whole warrant being exercisable into one share of common stock at $0.80 in the first year and $1 in the second year. Consideration for the agreement was an option to purchase from Rand up to 100,000 shares of common stock of the Company at $0.60 per share. The fair value of this option is $61,650 and vests at 0.1333 share of each unit subscription. To April 30, 2006, $3,315 was recognized as share issue costs pursuant to issuance of 40,334 units of the Company.

In each case, the Company must pay Rand an amount equal to the fair value of the stock option granted to the consultant by Rand, and reimburse Rand any cash payments paid to the consultant on behalf of the Company. The liabilities arising from these arrangements are reflected in due to related parties.

The fair value of the foregoing options are calculated and reflected in the Company’s financial statements using the Black-Scholes option pricing model with assumptions that are identical to those that would have been applied had the Company directly engaged the services of the consultant

The assumptions used in the option pricing model are as follows:

Risk-free interest rate	4.03%
Expected volatility	237%
Expected option life	3 years

6.	RELATED PARTY TRANSACTIONS/BALANCES (Continued)

(k)	During the year ended April 30, 2006, a total of 708,002 units were issued to the spouse of the President and to companies controlled by a director pursuant to a private placement.

(l)

The Company entered into a distributors agreement dated June 29, 2005, with ANUVU Incorporated with an option to acquire exclusive rights to distribute the ANUVU fuel cell technology for Canada and Europe. The Company’s affiliate, REG, paid $200,000 to exercise a portion of the option agreement and acquire the Canadian rights on behalf of the Company. During the year ended April 30, 2006, the Company assigned the distribution rights to REG and recovered $200,000 of research and development expenses.

All of the above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.	COMMITMENTS

(a)	The Company is committed to fund 50% of the further development of the RC/DC Engine.

(b)

During the year ended April 30, 2006, the Company entered into a consulting agreement for the provision of consulting services from February 15, 2006 to May 31, 2006 in consideration for $4,500 upon the signing of the agreement (paid), $4,000 payable 30 days after the signing of the agreement (paid), and $4,000 payable 60 days after the signing of the agreement (payable).

8.	INCOME TAXES

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has net operating losses of $6,158,000, which commence expiring in 2013. Pursuant to SFAS No. 109, the Company is required to compute tax asset benefits for net operating losses carried forward. The potential benefit of net operating losses has not been recognized in these financial statements because the Company cannot be assured it more likely than not will utilize the net operating losses carried forward in future years. For the years ended April 30, 2006 and 2005, the valuation allowance established against the deferred tax assets increased by $272,600 and $157,000, respectively.

The components of the net deferred tax asset at April 30, 2006 and 2005 and the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are scheduled below:

	April 30,	April 30,
	2006	2005
	$	$
Net Operating Losses	6,213,000	5,433,000
Statutory Tax Rate	35%	35%
Effective Tax Rate	–	–
Deferred Tax Asset	2,174,600	1,902,000
Valuation Allowance	(2,174,600)	(1,902,000)
Net Deferred Tax Asset	–	–

Pursuant to SFAS No. 109, the Company is required to compute tax asset benefits for non-capital losses carried forward. Potential benefit of non-capital losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the losses carried forward in future years.

8.	INCOME TAXES (Continued)

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	April 30,	April 30,
	2006	2005
	$	$
Income tax benefit computed at U.S. statutory rates	369,375	204,711
Stock-based compensation	(43,678)	–
Compensation recognized as donated capital	(52,500)	(52,500)
Impairment loss	–	25,488
Non-deductible write-off of accounts payable	26,168	–
Unrecognized tax losses	(299,365)	(177,699)
Future income tax benefit	–	–

9.	SUBSEQUENT EVENTS

Subsequent to April 30, 2006, the Company:

	(a)	issued 35,250 common stocks upon the exercise of options for cash proceeds of $7,250.

	(b)	issued 30,000 common stocks upon the exercise of warrants at $0.80 per share for cash proceeds of $24,000.

	(c)	granted 25,000 stock options to a consultant exercisable at $2.09 per share until June 29, 2011.

REGI U.S., Inc.
(A Development Stage Company)

October 31, 2006

REGI U.S., Inc.
(A Development Stage Company)
Balance Sheets
(expressed in U.S. dollars)
(Unaudited)

	October 31,	April 30,
	2006	2006
	$	$
ASSETS
Current Assets

Cash	8,333	240,137
Prepaid expenses (Notes 3(f))	132,697	60,139
Due from related parties (Note 4(a))	7,531	7,533
Total Assets	148,561	307,809

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable	18,736	33,515
Accrued liabilities	15,000	23,300
Due to related parties (Note 4(a))	293,527	150,791
Total Liabilities	327,263	207,606

Commitments (Note 5)
Stockholders’ Equity (Deficit)
Common Stock (Note 3):
50,000,000 shares authorized without par value; 25,967,458 shares issued and
outstanding (April 30, 2006 - 25,839,125 shares)	7,026,710	6,915,482
Additional Paid-in Capital	280,676	262,281
Subscriptions Received	–	3,750
Donated Capital (Note 4)	772,500	697,500
Deficit Accumulated During the Development Stage	(8,258,588)	(7,778,810)
Total Stockholders’ Equity (Deficit)	(178,702)	100,203
Total Liabilities and Stockholders’ Equity (Deficit)	148,561	307,809

(The Accompanying Notes are an Integral Part of the Financial Statements)

F-1

REGI U.S., Inc.
(A Development Stage Company)
Statements of Operations
(expressed in U.S. dollars)
(Unaudited)

	Accumulated From
	July 27,1992	For the		For the
	(Date of Inception)	Three Months Ended		Six Months Ended
	to October 31,	October 31,		October 31,
	2006	2006	2005	2006	2005
	$	$	$	$	$

Expenses

Amortization	130,533	–	–	–	–
General and administrative (Note 3(a) and (f))	4,301,082	171,139	243,225	369,499	361,504
Impairment loss	72,823	–	–	–	–
Research and development	3,943,801	16,786	36,310	110,279	43,731

Operating Loss	8,448,239	187,925	279,535	479,778	405,235

Other Income

Accounts payable written-off	189,651	–	–	–	–

Net Loss for Year	8,258,588	187,925	279,535	479,778	405,235

Loss Per Share		(0.01)	(0.01)	(0.02)	(0.02)

Weighted Average Common Shares Outstanding		25,953,000	23,734,000	25,921,000	23,765,000

(The Accompanying Notes are an Integral Part of the Financial Statements)

F-2

REGI U.S., Inc.
(A Development Stage Company)
Statements of Cash Flows
(expressed in U.S. dollars)
(Unaudited)

	From
	July 27, 1992
	(Date of Inception)	For the Six Months Ended
	to October 31,	October 31,
	2006	2006	2005
	$	$	$

Operating Activities

Net loss	(8,258,588)	(479,778)	(405,235)

Adjustments to reconcile net loss to net cash used
in operating activities
Accounts payable written-off	(189,651)	–	–
Amortization	130,533	–	–
Impairment loss	72,823	–	–
Stock-based compensation (Note 3)	280,676	17,395	12,621
Amortization of deferred compensation	373,795	1,000	–
Donated services	772,500	75,000	75,000
Intellectual property written-off	578,509	–	–

Changes in operating assets and liabilities
Accounts receivable	(3,000)	–	–
Prepaid expense (Note 3(f))	(72,697)	(12,558)	(196,868)
Accounts payable and accrued liabilities	231,543	(23,079)	25,914

Cash Used in Operating Activities	(6,083,557)	(422,020)	(488,568)

Investing Activities

Patent protection costs	(38,197)	–	–
Purchase of property, plant and equipment	(198,419)	–	–

Cash Used in Investing Activities	(236,616)	–	–

Financing Activities

Advance from related parties	573,843	142,738	293,203
Proceeds from convertible debenture	5,000	–	–
Proceeds from the sale of common stock	5,723,695	51,228	22,562
Subscriptions received	25,968	(3,750)	197,515

Cash Provided by Financing Activities	6,328,506	190,216	513,280

Increase (Decrease) In Cash and Cash Equivalents	8,333	(231,804)	24,712

Cash - Beginning of Period	–	240,137	(3,514)

Cash - End of Period	8,333	8,333	21,198

Non-Cash Investing and Financing Activities

Shares issued to settle debt	496,000	–	–
Shares issued for convertible debenture	5,000	–	–
Shares issued for intellectual property	345,251	–	–
Shares issued for services	60,000	60,000	–
Consulting services reflected as donated capital	772,500	75,000	75,000
Affiliate’s shares issued for intellectual property	200,000	–	–

Supplemental Disclosures

Interest paid	–	–	–
Income tax paid	–	–	–

(The Accompanying Notes are an Integral Part of the Financial Statements)

F-3

1.	Interim Reporting

The accompanying unaudited interim financial statements have been prepared by REGI U.S., Inc. (the "Company") pursuant to the rules and regulations of the United States Securities and Exchange Commission. Certain information and disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these financial statements have been included. Such adjustments consist of normal recurring adjustments. These interim financial statements should be read in conjunction with the audited financial statements of the Company for the fiscal year ended April 30, 2006, as filed with the United States Securities and Exchange Commission.

The results of operations for the six months ended October 31, 2006 are not indicative of the results that may be expected for the full year.

2.	Nature of Operations and Continuance of Business

The Company was incorporated in the State of Oregon, U.S.A. on July 27, 1992.

The Company is a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam/Direct Charge Engine (the “RC/DC Engine”). The world-wide marketing and intellectual rights, other than in the U.S., are held by Reg Technologies, Inc. (“Reg”), a major shareholder who owns 13% of the Company’s issued and outstanding stock and controls the Company. The Company owns the U.S. marketing and intellectual rights and has a project cost sharing agreement, whereby it will fund 50% of the further development of the RC/DC Engine and Reg will fund 50%.

In a development stage company, management devotes most of its activities to establishing a new business. Planned principal activities have not yet produced any revenues and the Company has suffered recurring operating losses as is normal in development stage companies. The Company has accumulated losses of $8,258,588 since inception. These factors raise substantial doubt about the Company’s ability to continue as a going-concern. The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

The Company plans to raise funds through loans from Rand Energy Group Inc. (“Rand”), a private company with officers and directors in common with the Company. Further, Rand owns approximately 11% of the shares of the Company, and may sell shares as needed to meet ongoing funding requirements if traditional equity sources of financing prove to be insufficient. The Company also receives interim support from affiliated companies and plans to raise additional capital through debt and/or equity financings. There continues to be insufficient funds to provide enough working capital to fund ongoing operations for the next twelve months. The Company may also raise additional funds through the exercise of warrants and stock options, if exercised.

3.	Common Stock

(c)	Stock Option Plan

The Company has a Stock Option Plan to issue up to 2,500,000 shares to certain key directors and employees, approved April 30, 1993 and amended December 5, 2000. Pursuant to the Plan, the Company has granted stock options to certain directors and employees.

All options granted by the Company have the following vesting schedule:

	(v)	Up to 25% of the option may be exercised at any time during the term of the option, such initial exercise is referred to as the “First Exercise”.

	(vi)	The second 25% of the option may be exercised at any time after 90 days from the date of First Exercise, such second exercise is referred to as the “Second Exercise”.

	(vii)	The third 25% of the option may be exercised at any time after 90 days from the date of Second Exercise, such third exercise is referred to as the “Third Exercise”.

	(viii)	The fourth and final 25% of the option may be exercised at any time after 90 days from the date of the Third Exercise.

F-4

3.	Common Stock (continued)

On June 29, 2006 the Company granted 25,000 stock options to a consultant exercisable at $2.09 per share, up to June 29, 2011. The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 5.05%, expected volatility of 161%, an expected option life of 2.5 years and no expected dividends. The weighted average fair value of options granted was $1.69 per option. During the period ended October 31, 2006, the Company recorded stock-based compensation of $17,395 as general and administrative expense. At October 31, 2006, the Company had $346,352 of total unrecognized compensation cost related to non-vested stock options held by employees, which will be recognized over future periods.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. The subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock option.

The following table summarizes the continuity of the Company’s stock options:

		Weighted
		average exercise
	Number of	price
	Shares	$

Outstanding, April 30, 2005	1,612,750	0.26
Granted	770,000	0.44
Expired	(645,000)	0.20
Exercised	(212,000)	0.25
Cancelled	(350,000)	0.36

Outstanding, April 30, 2006	1,175,750	0.37
Granted	25,000	2.09
Exercised	(61,000)	0.34

Outstanding, October 31, 2006	1,139,750	0.41

F-5

3.	Common Stock (continued)

Additional information regarding options outstanding as at October 31, 2006 is as follows:

	Exercise	October 31,
Expiry Date	Price	2006	April 30, 2006

November 29, 2006	$0.20	18,750	37,500
March 15, 2007	$0.20	570,000	570,000
May 10, 2007	$0.20	75,000	75,000
September 10, 2008	$0.25	150,000	150,000
December 2, 2008	$0.35	100,000	100,000
May 25, 2009	$0.25	13,500	24,500
September 30, 2009	$0.35	50,000	50,000
May 27, 2010	$0.45	62,500	93,750
April 21, 2011	$2.20	75,000	75,000
June 29, 2011	$2.09	25,000	–

Options outstanding		1,139,750	1,175,750

Options exercisable		337,250	173,750

Weighted average price for options exercisable		$0.39	$0.43

(j)	Share Purchase Warrants

The following table summarizes the continuity of the Company’s warrants:

		Weighted
		average
	Number of	exercise price
	Shares	$
Balance, April 30, 2005	516,400	0.35
Issued	750,000	0.80
Exercised	(406,400)	0.35
Expired	(110,000)	0.35
Balance, April 30, 2006	750,000	0.80
Exercised	(38,333)	0.80
Balance, October 31, 2006	711,667	0.80

At October 31, 2006, the following share purchase warrants were outstanding:

	Exercise	October 31,	April 30,
Expiry Date	Price	2006	2006

November 30, 2006/2007	$0.80/$1.00	396,667	325,000
April 26, 2007/2008	$0.80/$1.00	315,000	425,000

Warrants outstanding		711,667	750,000

F-6

3.	Common Stock (continued)

(k)	As of April 30, 2006, the Company had received subscriptions of $3,750 upon the exercise of stock options for 18,750 shares issued during the period ended October 31, 2006.

(l)	During the period ended October 31, 2006, the Company issued 42,250 shares upon the exercise of stock options for proceeds of $16,812.

(m)	During the period ended October 31, 2006, the Company issued 38,333 shares at $0.80 per share upon the exercise of warrants for proceeds of $30,666.

(n)

During the period ended October 31, 2006, the Company issued 29,000 shares to a consultant for $60,000 of investor relations services. At October 31, 2006, $32,500 was recorded as general and administrative expenses and $27,500 as prepaid expenses

4.	Related Party Transactions

(k)	Amounts due to/from related parties are unsecured, non-interest bearing and due on demand. Related parties consist of companies controlled or significantly influenced by the President of the Company.

(l)

The Company entered into an agreement with a professional law firm (the “Law Firm”) in which a partner of the firm is an Officer and Director of the Company. The Company agreed to pay a cash fee equal to 5% of any financings with parties introduced to the Company by the Law Firm. The Company also agreed to pay an equity fee equal to 5% of the equity issued by the Company to parties introduced by the Law Firm, in the form of options, warrants or common stock. During the period, fees in the aggregate of $48,095 (2005 - $5,020) for legal services have been paid to the Law Firm.

(m)

During the period ended October 31, 2006, the value of consulting services of $45,000 (2005 - $45,000) was contributed by the President, CEO and Director of the Company, charged to operations and treated as donated capital.

(n)

During the period ended October 31, 2006, the value of consulting services of $15,000 (2005 - $15,000) was contributed by the Vice President and Director of the Company, charged to operations and treated as donated capital.

(o)

During the period ended October 31, 2006, the value of consulting services of $15,000 (2005 - $15,000) was contributed by the CFO, COO and Director of the Company, charged to operations and treated as donated capital.

(p)	During the period ended October 31, 2006, rent of $3,009 (2005 - $2,342) was paid to a company having common officers and directors.

(q)	During the period ended October 31, 2006, project management fees of $15,000 (2005 - $15,000) were paid to a company having common officers and directors.

5.	Commitments

(c)

On August 11, 2006, the Company entered into an agreement with a consulting company to provide corporate, securities, and regulatory management consulting services. Pursuant to the agreement, the Company is required to pay on an hourly basis for services provided at the rate of $60 per hour.

(d)

On July 14, 2006, the Company entered into a financial advisory agreement with a consulting company for the provision of consulting services from July 14, 2006 to July 14, 2007 in consideration for $10,000 upon the signing of the agreement (paid), shares with a fair value of $60,000 (issued) and $5,000 per month for ten months.

6.	Subsequent Events

(a)

On November 17, 2006, the Company entered into a securities purchase agreement with a purchaser (the “Purchaser”) to acquire up to $10,000,000 of the Company’s common stock over a term of 36 months at the discretion of the Company. The Company also issued a warrant to the Purchaser to acquire 1,000,000 shares of common stock with an exercise price of $1.30 per share for five years.

(b)	On November 1, 2006, the Company granted stock options to acquire 125,000 shares of the Company’s common stock at a price of $1.37 for five years.

F-7

6.	Subsequent Events (continued)

(c)	On December 5, 2006, the Company issued 18,750 shares of common stock upon the exercise of options for cash proceeds of $3,750.

F-8